FILE NO. 333-214005
                                                                    CIK #1658160


                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                         Pre-Effective Amendment No. 1
                                     to the
                             Registration Statement
                                       on
                                    Form S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: INVESCO UNIT TRUSTS, TAXABLE INCOME SERIES 599

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

PAUL HASTINGS LLP                                INVESCO CAPITAL MARKETS, INC.
Attention: Michael R. Rosella, Esq.              Attention: John M. Zerr, Esq.
200 Park Avenue                                  11 Greenway Plaza
New York, New York  10166                        Houston, Texas 77046-1173

     E. Title of securities being registered: Units of fractional undivided beneficial interest

     F.   Approximate date of proposed sale to the public:

                AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                         OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


The information in this prospectus is not complete and may be changed. No one may sell Units of the Trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

     Preliminary Prospectus Dated February 16, 2018, Subject to Completion

              Investment Grade Corporate Trust, 5-8 Year Series 32
--------------------------------------------------------------------------------

   Investment Grade Corporate Trust, 5-8 Year Series 32 invests in a portfolio of intermediate-term taxable bonds, generally maturing approximately 5 to 8 years from the Date of Deposit. The Trust seeks to provide a high level of current income and to preserve capital. The Trust is a unit investment trust included in Invesco Unit Trusts, Taxable Income Series 599.

                                                 Monthly
                                              Distributions
                                              -------------
                  Estimated Current Return:        ___%
                  Estimated Long Term Return:      ___%

   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. These estimates are as of the opening of business on the Date of Deposit and will vary thereafter. Your actual return may vary from these estimates.





                                  ______, 2018

      You should read this prospectus and retain it for future reference.
--------------------------------------------------------------------------------

 The Securities and Exchange Commission has not approved or disapproved of the
    Trust Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.



INVESCO



   Investment Objective. The Trust seeks to provide a high level of current income and to preserve capital.

   Principal Investment Strategy. The Trust invests in a portfolio of intermediate-term taxable bonds. In selecting bonds for the Trust, the Sponsor considered the following factors, among others:

     o the bonds must have a rating of at least "BBB-" by Standard & Poor's or Fitch Ratings or "Baa3" by Moody's Investors Service, Inc. or, if not rated, credit characteristics sufficiently similar to those of comparable bonds that were so rated as to be acceptable for acquisition by the Trust in the opinion of the Sponsor;

     o the prices of the bonds relative to other bonds of comparable quality and maturity;

     o    the current income provided by the bonds;

     o the diversification of bonds as to purpose of issue and location of issuer; and

     o the probability of early return of principal or high legal or event risk.

   The portfolio generally consists of taxable bonds maturing approximately 5 to 8 years from the Date of Deposit. Following the Date of Deposit, a bond may cease to be rated or its rating may be reduced, even to below "investment grade" ("BBB-" or "Baa3"), and the Trust could continue to hold such bond. See "Trust Administration--Portfolio Administration".

   Principal Risks. As with all investments, you can lose money by investing in the Trust. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Bond prices will fluctuate. The value of your investment may fall over time.

     o The value of the bonds will generally fall if interest rates, in general, rise. Given the historically low interest rate environment in the U.S., risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant. No one can predict whether interest rates will rise or fall in the future.

     o A bond issuer or insurer may be unable to make interest and/or principal payments in the future.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o During periods of market turbulence, corporate bonds may experience illiquidity and volatility. During such periods, there can be uncertainty in assessing the financial condition of an issuer. As a result, the ratings of the bonds in the Trust's portfolio may not accurately reflect an issuer's current financial condition, prospects, or the extent of the risks associated with investing in such issuer's securities.

     o A bond issuer might prepay or "call" a bond before its stated maturity. If this happens, the Trust will distribute the principal to you but future interest distributions will fall. A bond's call price could be less than the price the Trust paid for the bond.

     o The Trust is concentrated in bonds issued by companies in the _________ sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

     o Bonds of foreign issuers in present risks beyond those of U.S. issuers. These risks may include market and political factors related to an issuer's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o We do not actively manage the Trust's portfolio. Except in limited circumstances, the Trust will hold the same bonds even if the market value declines.


                   Summary of Essential Financial Information
             (As of the opening of business on the Date of Deposit)

=================================================================================================================
General Information                                  Unit Price
---------------------------------------------------  ------------------------------------------------------------
Date of Deposit                        ______, 2018  Aggregate offering price of bonds in Trust    $
Principal amount of bonds in Trust             $___  Aggregate offering price of bonds per Unit    $
Principal amount of bonds per Unit (1)         $___    Plus sales charge per Unit                  $
Number of Units                               _____    Plus organization costs per Unit (2)        $
Weighted average maturity of bonds         __ years  Public offering price per Unit (3)            $
                                                     Redemption price per Unit (2)(3)              $

---------------------------------------------------  ------------------------------------------------------------
Portfolio Diversification (% of Par Value)           Estimated Annual Income Per Unit
---------------------------------------------------  ------------------------------------------------------------
                                                %    Estimated interest income                        $
                                                       Less estimated expenses (4)                    $
                                                     Estimated net interest income                    $







                                           ------
Total                                        100%
                                           ======

---------------------------------------------------  ------------------------------------------------------------
Expenses                                             Estimated Distributions
---------------------------------------------------  ------------------------------------------------------------
Sales Charge (% of Unit Price)                2.50%  Initial interest distribution               $             on
Organizational Costs per Unit (2)       $                                                                25, 2018
                                        ===========  Subsequent interest distributions (6)       $            ___
Estimated Annual Expenses per Unit
  Trustee's fee (5)                     $            Record dates                          10th day of each month
  Supervisory, bookkeeping and                       Distribution dates                    25th day of each month
     administrative services fee        $      0.55
  Evaluation fee (5)                    $      0.38  ------------------------------------------------------------
  Other operating expenses              $            CUSIP Numbers
                                        -----------  ------------------------------------------------------------
Total annual expenses per Unit          $            Monthly
                                        ===========  Monthly Wrap Fee

=================================================================================================================

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.

(2) During the initial offering period, part of the value of the Units represents an amount of cash deposited to pay all or a portion of the costs of organizing the Trust. The estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these costs will not be deducted from the redemption proceeds. Organization costs are not included in the Public Offering Price per Unit for purposes of calculating the sales charge.

(3) After the first settlement date (______, 2018), you will pay accrued interest from this date to your settlement date less interest distributions.

(4) This shows estimated expenses in the first year other than organization costs. Organization costs are not deducted from interest income.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.

(6) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

PORTFOLIO (as of the opening of business on the Date of Deposit)
---------------------------------------------------------------------------------------------------
                                                                                          Cost of
Aggregate Name of Issuer, Title, Interest Rate and                         Redemption     Bonds To
Principal Maturity Date of Bonds (1)(2)                        Ratings (3) Feature (4)(5) Trust (2)
---------------------------------------------------------------------------------------------------
          CORPORATE BONDS - ____%

PORTFOLIO (as of the opening of business on the Date of Deposit) (continued)
---------------------------------------------------------------------------------------------------
                                                                                          Cost of
Aggregate Name of Issuer, Title, Interest Rate and                         Redemption     Bonds To
Principal Maturity Date of Bonds (1)(2)                        Ratings (3) Feature (4)(5) Trust (2)
---------------------------------------------------------------------------------------------------

PORTFOLIO (as of the opening of business on the Date of Deposit) (continued)
---------------------------------------------------------------------------------------------------
                                                                                          Cost of
Aggregate Name of Issuer, Title, Interest Rate and                         Redemption     Bonds To
Principal Maturity Date of Bonds (1)(2)                        Ratings (3) Feature (4)(5) Trust (2)
---------------------------------------------------------------------------------------------------

---------                                                                                 ---------
$                                                                                         $
=========                                                                                 =========

For an explanation of the footnotes used on this page, see "Notes to Portfolio".


Notes to Portfolio

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from ___ to ___.

(2) The Cost of Bonds to Trust is based on the offering side valuation as of the opening of business on the Date of Deposit determined by the Evaluator, a third party valuation provider, on the basis set forth under "Public Offering--Unit Price". In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Trust's investments are classified as Level 2, which refers to security prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted market prices for similar securities, interest rates, prepayment speeds and credit risk. The cost of the bonds to the Sponsor for the Trust is $___ and the Sponsor's profit or (loss) is $___.

     "+" indicates that the bond was issued by a foreign company.

     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss as of the evaluation time of the bonds is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors". The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status".

(3) "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. All ratings are by Standard & Poor's and Moody's, respectively, unless otherwise indicated. "*" indicates a security rating by Fitch. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) With respect to any bonds presenting a redemption feature in this column, this is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors".

(5) Certain bonds have a "make whole" call option and are redeemable in whole or in part at any time at the option of the issuer at a redemption price that is generally equal to the sum of the principal amount of such bond, a "make whole" amount, and any accrued and unpaid interest to the date of redemption. The "make whole" amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies from bond to bond and is generally equal to an average of yields on U.S. Treasury obligations or municipal obligations, as applicable, with maturities corresponding to the remaining life of the bond plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made, over (ii) the aggregate principal amount of the bonds being redeemed. In addition, the bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors".

   Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor, the sole and exclusive principal underwriter. See "Public Offering--Sponsor and Underwriter Compensation".

Name                               Address                                                     Units
--------------------------------   ------------------------------------------------------   ------------






                                                                                            ------------

                                                                                            ============

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   To the Sponsor and Unitholders of Investment Grade Corporate Trust, 5-8 Year Series 32 (included in Invesco Unit Trusts, Taxable Income Series 599):

   Opinion on the Financial Statements

   We have audited the accompanying statement of condition (including the related portfolio schedule) of Investment Grade Corporate Trust, 5-8 Year Series 32 (included in Invesco Unit Trusts, Taxable Income Series 599 (the "Trust")) as of ______, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of ______, 2018, in conformity with accounting principles generally accepted in the United States of America.

   Basis for Opinion

   These financial statements are the responsibility of Invesco Capital Markets, Inc., Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

   We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

   Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of ______, 2018 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.

   GRANT THORNTON LLP

   We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

   New York, New York
   ______, 2018

                             Statement of Condition
                 As of the opening of business on ______, 2018

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                        $
   Accrued interest to the first settlement date (1)(2)
   Cash (3)
                                                             ------------
           Total                                             $
                                                             ============
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
           Accrued interest payable to Sponsor (1)(2)        $
           Organization costs (3)
   Interest of Unitholders--
           Cost to investors
           Less: Gross underwriting commission
           Less: Organization costs (3)
                                                             ------------
           Net interest to Unitholders (1)(2)
                                                             ------------
           Total                                             $
                                                             ============
   Units outstanding
                                                             ============
   Net asset value per Unit                                  $
                                                             ============

-----------------
(1) The value of the bonds is determined by ICE Securities Evaluations, Inc. on the bases set forth under "Public Offering--Unit Price". The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.

(3) A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth under "Summary of Essential Financial Information--Expenses". A distribution will be made as of the earlier of six months after the Date of Deposit or the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



THE TRUSTS
--------------------------------------------------------------------------------

   General. Your Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Date of Deposit") among Invesco Capital Markets, Inc., as Sponsor, ICE Securities Evaluations, Inc., as Evaluator, Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee.

   Your Trust may be an appropriate medium for investors who desire to participate in a portfolio of taxable bonds with greater diversification than they might be able to acquire individually. Diversification of a Trust's assets will not eliminate the risk of loss always inherent in the ownership of bonds. In addition, bonds of the type initially deposited in the portfolio of a Trust are often not available in small amounts and may, in the case of any privately placed bonds, be available only to institutional investors.

   On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of bonds indicated in the "Summary of Essential Financial Information". The bonds initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the bonds, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information". A Trust that holds primarily intermediate-term bonds, as described on the cover of the prospectus, is referred to herein as an "Intermediate-Term Trust". Unless otherwise terminated as provided herein, the Trust Agreement will terminate at the end of the calendar year prior to the twentieth anniversary of its execution in the case of an Intermediate Term Trust.

   Each Unit initially offered represents a fractional undivided interest in the principal and net income of the Trust. The number of Units is determined based upon a $1,000 principal amount of bonds in the Trust per Unit. To the extent that any Units are redeemed to the Trustee, the fractional undivided interest in the Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

   Objective and Bond Selection. The objective of an Intermediate-Term Trust is to provide a high level of current income and to preserve capital by investing in a portfolio primarily consisting of intermediate-term bonds. There is, of course, no guarantee that a Trust will achieve its objective. Your Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of fixed income bonds with greater diversification than they might be able to acquire individually.

   In selecting bonds for each Trust, the Sponsor considered the following factors, among others: (a) the ratings criteria applicable to your Trust as listed under "Principal Investment Strategy", (b) the prices of the bonds relative to other bonds of comparable quality and maturity, (c) the current income provided by the bonds; (d) the diversification of bonds as to purpose of issue and location of issuer; (e) the probability of early return of principal or high legal or event risk. After the Date of Deposit, a bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the bond (see "Trust Administration--Portfolio Administration"). In particular, the ratings of the bonds in an Investment Grade Income Trust could fall below "investment grade" (i.e., below "BBB-" or "Baa3") during the Trust's life and the Trust could continue to hold the bonds. See "The Trusts--Risk Factors".

   Risk Factors. All investments involve risk. This section describes the main risks that can impact the value of bonds in your Trust. You should understand these risks before you invest. If the value of the bonds falls, the value of your Units will also fall. You can lose money by investing in a Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement, which is available upon request, contains a more detailed discussion of risks related to your investment.

   Corporate Bond Risk. Corporate bonds, which are debt instruments issued by corporations to raise capital, have priority over preferred securities and common stock in an issuer's capital structure, but may be subordinated to an issuer's other debt instruments. The market value of a corporate bond may be affected by factors directly related to the issuer, such as investors' perceptions of the creditworthiness of the issuer, the issuer's financial performance, perceptions of the issuer in the market place, performance of the issuer's management, the issuer's capital structure, the use of financial leverage and demand for the issuer's goods and services, and by factors not directly related to the issuer such as general market liquidity. The market value of corporate bonds generally may be expected to rise and fall inversely with interest rates, and as a result, corporate bonds may lose value in a rising-rate environment. To the extent your Trust holds below investment grade corporate bonds, such bonds are often high risk and have speculative characteristics and may be particularly susceptible to adverse issuer-specific developments.

   Current economic conditions. The economic recession in the United States which began in 2007 technically came to an end in June of 2009, however the U.S. and global economies continue to feel the effects of this recessionary period, including increased unemployment and below-average levels of economic activity. The U.S. and other foreign governments have taken extraordinary steps to combat the effects of the economic crisis, however the ultimate impact of these measures is unknown and cannot be predicted. In December of 2013, the U.S. Federal Reserve announced it would begin tapering its quantitative easing program, however, there continues to be uncertainty concerning potential future changes to the federal funds rate following a period of near zero interest rates over the previous five years. On August 5, 2011, Standard & Poor's Rating Services downgraded the long-term sovereign credit rating of the United States of America to AA+ from AAA, citing the prolonged controversy over raising the statutory debt ceiling and the related fiscal policy debate. Any substantial change in general market conditions may result in sudden and significant valuation increases or declines in your Trust's holdings.

   Market risk is the risk that the value of the bonds in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond's issuer or insurer, perceptions of the issuer or insurer, or ratings on a bond. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a bond solely because the market value falls as is possible in a managed fund.

   Foreign securities risk. Investing in foreign securities typically involves more risks than investing in securities of United States issuers. These risks can increase the potential for losses in the Trust and affect its Unit price. These risks may include risks such as losses due to political, economic and social developments, international trade conditions, foreign taxes (including withholding taxes), restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.

   The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S., and investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Trust to exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of the Trust's investments, in non-U.S. countries. No one can predict the impact that these factors could have on the Trust's portfolio securities.

   Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

   Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Trust may at times be unable to sell foreign securities in a timely manner or at favorable prices.

   Interest rate risk is the risk that the value of bonds will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes. Given the historically low interest rate environment in the U.S., risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant.

   Credit risk is the risk that a bond's issuer or insurer is unable to meet its obligation to pay principal or interest on the bond.

   Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price your Trust paid for the bond and could be below the bond's par value. This means that you could receive less than the amount you paid for your Units. If enough bonds in your Trust are called, your Trust could terminate early.

   Some or all of the bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events. Build America Bonds, Qualified School Construction Bonds, Qualified Energy Conservation Bonds and Clean Renewable Energy Bonds, in particular, are often subject various to extraordinary or mandatory redemption provisions. See "Taxable Municipal Bonds--Build America Bonds" and "Taxable Municipal Bonds--Qualified School Construction Bonds, Qualified Energy Conservation Bonds and Clean Renewable Energy Bonds" below. The call provisions are described in general terms in the "Redemption Feature" column of the "Portfolio" section, and the notes thereto.

   Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

   Bond concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of bond. When a certain type of bond makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that bond type. The different bond types are described in the following sections.

   Reduced diversification risk is the risk that your Trust will become smaller and less diversified as bonds are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

   Insurer default risk is the risk that an investor of an insured trust could lose income and/or principal if the issuer and the insurer of a municipal bond both default in making their payment obligations.

   Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent, thereby adversely affecting the Trust's net asset value. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Trust, may be adversely affected. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange). Because of the difficulties currently being experienced by many companies in the financial services industry, many markets are experiencing substantially reduced liquidity. As a result of such illiquidity, the Trustee may have to sell other or additional bonds if necessary to satisfy redemption requests.

   Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. Litigation could challenge an issuer's authority to issue or make payments on bonds.

   Taxable Municipal Bonds. Your Trust may invest significantly or exclusively in taxable municipal bonds. States, municipalities and public authorities issue these bonds to raise money for a variety of purposes. In selecting bonds, the Sponsor seeks to diversify your portfolio by bond purpose. This section briefly describes different bond types to help you better understand your investment. The types of bonds in your Trust are listed under "Portfolio". These bonds are also described in greater detail in the Information Supplement.

   General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest. All other municipal bonds in the Trusts are revenue bonds.

   Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer's general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment.

   Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

   Bond banks are vehicles that pool various municipal obligations into larger offerings. This reduces the cost of borrowing for the municipalities. The types of financing projects that these obligations support vary.

   Build America Bonds were issued pursuant to The American Recovery and Reinvestment Act of 2009 (the "Recovery Act"), authorizing states and local governments to issue taxable bonds and to elect to receive a federal subsidy for a portion of their borrowing costs through a refundable tax credit paid by the United States Treasury Department ("Treasury") and the Internal Revenue Service ("IRS"), in an amount equal to 35 percent of the total coupon interest payable to investors (45 percent for those Build America Bonds that qualify and are designated as Recovery Zone Economic Development Bonds).

   The Recovery Act adds a new section to the Internal Revenue Code of 1986, as amended, (the "Code") which authorizes Build America Bonds that meet the definition of "qualified bonds", as described below, to receive the refundable credit. The Code section defines the term "qualified bond" to mean a Build America Bond (a) issued before January 1, 2011, (b) with 100 percent of the excess of (i) the available project proceeds (as defined to mean sale proceeds of such issue less not more than two percent of such proceeds used to pay issuance costs plus investment proceeds thereon), over (ii) the amounts in a reasonably required reserve fund with respect to such issue, are to be used for capital expenditures, and (c) where the issuer makes an irrevocable election to have this subsection of the Code apply.

   Should a Build America Bond's issuer fail to continue to meet the applicable requirements as imposed on the bonds by the Code, it is possible that such issuer may not receive federal cash subsidy payments, impairing the issuer's ability to make scheduled interest payments. In addition, Build America Bonds are often subject to extraordinary redemption in the event that changes to Sections 54AA or 6431 of the Code (as added by the Recovery Act) or other federal legislation causes to reduce or eliminate the federal cash subsidy payment for a portion of a Build America Bond issuer's borrowing costs.

   Qualified School Construction Bonds, Qualified Energy Conservation Bonds and Clean Renewable Energy Bonds (collectively, "Qualified Bonds") are taxable bonds that are similar to certain Build America Bonds, in that state and municipal Qualified Bond issuers may elect to receive direct interest-subsidy payments from the U.S. Treasury if certain conditions are met. The Hiring Incentives to Restore Employment Act, enacted into federal law on March 18, 2010, permits issuers of Qualified Bonds to seek applicable subsidies on bond interest payments.

   Qualified School Construction Bonds, issued pursuant to provisions in the Recovery Act, are issued to finance the construction, rehabilitation, or repair of a public school facility or for the acquisition of land on which such a bond-financed facility will be constructed. Qualified Energy Conservation Bonds and Clean Renewable Energy Bonds are both issued pursuant to the "Energy Improvement and Extension Act of 2008", and like Qualified School Construction Bonds, are governed by Section 54A of the Code. Qualified Energy Conservation Bonds are issued for qualified energy conservation purposes, and Clean Renewable Energy Bonds are issued to finance qualified renewable energy facilities that produce electricity. Although the year of issuance is not restricted for Qualified Bonds, federal law provides for limits on the dollar amounts that may be issued for these bond types.

   Federal legislation has amended the Code in recent years to provide for certain qualifications and restrictions on the issuance of Qualified Bonds, and to include such bonds under the definition of "qualified tax credit bond" as found in Section 54A of the Code. Eligible issuers of Qualified School Construction Bonds may receive subsidy payments equal to 100% of the lesser of the actual interest rate of the bonds or the tax credit rate for municipal tax-credit bonds, set daily by the U.S. Treasury. Eligible issuers of Qualified Energy Conservation Bonds and Clean Renewable Energy Bonds may receive subsidy payments equal to 70% of the lesser of the actual interest rate of the bonds or the tax credit rate for municipal tax-credit bonds, set daily by the U.S. Treasury.

   Should the issuer of a Qualified Bond fail continue to meet the applicable requirements as imposed on any such bond by the Code or other federal laws, it is possible that such issuer may not receive federal cash subsidy payments, impairing the issuer's ability to make scheduled interest payments or even causing mandatory redemption of a portion of the bonds. As provided in Section 54A of the Code, Qualified Bonds are also subject to mandatory redemption of any portion of available project proceeds that remain unexpended by the issuer after three years from the date of issuance. This mandatory redemption must be completed within 90 days after such three-year period, unless an extension is granted by the Treasury. Additionally, Qualified Bonds may be subject to extraordinary redemption in the event that changes to applicable sections of the Code or other federal legislation causes to reduce or eliminate the federal cash subsidy payment for any Qualified Bond issuer's borrowing costs.

   Certificates of participation are generally a type of municipal lease obligation. Lease payments of a governmental entity secure payments on these bonds. These payments depend on the governmental entity budgeting appropriations for the lease payments. A governmental body cannot obligate future governments to appropriate for or make lease payments, but governments typically promise to take action necessary to include lease payments in their budgets. If a government fails to budget for or make lease payments, sufficient funds may not exist to pay interest or principal on these bonds.

   Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

   Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

   Industrial revenue bonds finance the cost of acquiring, building or improving industrial projects. Private corporations usually operate these projects. The ability of the issuer to make payments on these bonds depends on factors such as the creditworthiness of the corporation operating the project, revenues generated by the project, expenses of the project and environmental or other regulatory restrictions.

   Multi-family housing bonds are obligations of issuers that derive revenues from mortgage loans on multiple family residences, retirement housing or housing projects for low to moderate-income families. These bonds are generally prepayable at any time. It is likely that their life will be less than their stated maturity. The ability of these issuers to make payments on bonds depends on such factors as rental income, occupancy levels, operating expenses, mortgage default rates, taxes, government regulations and appropriation of subsidies.

   Other care bonds include obligations of issuers that derive revenue from mental health facilities, nursing homes and intermediate care facilities. These bonds are similar to health care bonds and the issuers face the same general risks.

   Public building bonds finance the cost of acquiring, leasing, building or improving public buildings such as offices, recreation facilities, convention centers, police stations, correctional institutions and parking garages. The ability of the issuers to make payments on these bonds depends on factors such as the government budgeting sufficient funds to make lease or mortgage payments on the facility, user fees or rents, costs of maintenance and decreases in use of the facility.

   Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

   Retail electric/gas/telephone bonds are obligations of issuers that derive revenues from the retail sale of utilities to customers. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels.

   Single family housing bonds are obligations of issuers that derive revenues from mortgage loans on single family residences. Single family residences generally include one to four-family dwellings. These bonds are similar to multi-family housing bonds and the issuers face the same general risks.

   Tax district bonds are obligations secured by a pledge of taxing power by a municipality, such as tax increment financing or tax allocation bonds. These bonds are similar to general obligation bonds. Unlike general obligation bonds, however, the municipality does not pledge its unlimited taxing power to pay these bonds. Instead, the municipality pledges revenues from a specific tax to pay these bonds. If the tax cannot support payment of interest and principal, a municipality may need to raise the related tax to pay these bonds. An inability to raise the tax could have an adverse effect on these bonds.

   Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

   Waste disposal bonds are obligations of issuers that derive revenues from resource recovery facilities. These facilities process solid waste, generate steam and convert steam to electricity. These issuers face problems such as costs and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, and other unavoidable changes that adversely affect operation of a project.

   Water and sewer bonds are obligations of issuers that derive revenues from user fees from the sale of water and sewerage services. These issuers face problems such as the ability to obtain rate increases, population declines, difficulties in obtaining new fresh water supplies and "no-growth" zoning ordinances. These issuers also face many of the same problems of waste disposal issuers.

   Wholesale electric bonds are obligations of issuers that derive revenues from selling electricity to other utilities. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for electric utilities, competition, overhead expenses and government regulation and rate approvals.

   State Risk Factors. Your Trust may invest significantly in taxable municipal bonds of issuers from a particular state. The financial condition of a state may be affected by various national, economic, social and environmental policies and conditions. Additionally, limitations imposed by constitutional amendments, legislative measures, or voter initiatives on a state and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the state and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

   The economic vitality of a state and its various regions and, therefore, the ability of the state and its local governments to satisfy the bonds, are affected by numerous factors, such as natural disasters, complications with exports and industry deregulation.

   A state may be a party to numerous lawsuits in which an adverse final decision could materially affect the state's governmental operations and consequently its ability to pay debt service on its obligations.

   Corporate Bond Industry Risks. Your Trust may invest significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Consumer Discretionary and Consumer Staples Issuers. Your Trust may invest significantly in bonds issued by companies that manufacture or sell various consumer products. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Global factors including political developments, imposition of import controls, fluctuations in oil prices, and changes in exchange rates may adversely affect issuers of consumer products and services.

   Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

   Financial Services Issuers. Your Trust may invest significantly in bonds issued by financial services companies. Companies in the financial services industry include, but are not limited to, companies involved in activities such as banking, mortgage finance, consumer finance, specialized finance, industrial finance and leasing, investment banking and brokerage, asset management and custody, corporate lending, insurance, and financial investment and real estate, including real estate investment trusts. In general, financial services issuers are substantially affected by changes in economic and market conditions, including: the liquidity and volatility levels in the global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; the rate of corporate and consumer defaults; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or in commercial and residential real estate; competition from new entrants in their fields of business; extensive government regulation; and the overall health of the U.S. and international economies. Due to the wide variety of companies in the financial services sector, they may behave and react in different ways in response to changes in economic and market conditions.

   Companies in the financial services sector are subject to several distinct risks. Such companies may be subject to systematic risk, which may result due to factors outside the control of a particular financial institution -- like the failure of another, significant financial institution or material disruptions to the credit markets -- that could adversely affect the ability of the financial institution to operate normally or may impair its financial condition. Financial services companies are typically affected by changes in interest rates, and may be disproportionally affected as a result of volatile and/ or rising interest rates.

   Certain financial services companies may themselves have concentrated portfolios, which makes them vulnerable to economic conditions that affect that industry. Companies in this sector are often subject to credit risk, meaning they may have exposure to investments or agreements which under certain circumstances may lead to losses.

   The financial services sector may be adversely affected by global developments including recessionary conditions, deterioration in the credit markets and concerns over sovereign debt. This may increase the credit risk, and possibility of default, of bonds issued by such institutions faced with these problems. In addition, the liquidity of certain debt instruments may be reduced or eliminated due to the lack of available market makers. There can be no assurance that the risks associated with investment in financial services issuers will decrease even assuming that the U.S. and/or foreign governments and agencies take steps to address problems that may arise.

   Most financial services companies are subject to extensive governmental regulation, which limits their activities and may affect their ability to earn a profit from a given line of business. This also exposes financial services issuers to regulatory risk, where certain financial services companies may suffer setbacks if regulators change the rules under which they operate. Challenging economic and political conditions, along with increased public scrutiny during the past several years, led to new legislation and increased regulation in the U.S. and abroad, creating additional difficulties for financial institutions. Regulatory initiatives and requirements that were proposed around the world may be inconsistent or may conflict with previous regulations to which financial services issuers were subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. Proposed or enacted regulations may further limit the amounts and types of loans and other financial commitments certain financial services issuers can make, and further, may limit the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company's ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company's revenue or impose additional fees, limit the scope of their activities, increase assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.

   Among the most prominent pieces of U.S. legislation following the 2008 financial crisis was the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted into federal law on July 21, 2010. The Dodd-Frank Act included reforms and refinements to modernize existing laws to address emerging risks and issues in the nation's evolving financial system. It also established entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection. The Dodd-Frank Act intended to cover virtually all participants in the financial services industry for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. In particular, certain provisions of the Dodd-Frank Act increased the capital requirements of certain financial services companies supervised by the Federal Reserve, resulting in such companies incurring generally higher deposit premiums. These types of regulatory changes may have adverse effects on certain financial services issuers and could lead to decreases in such issuers' profits or revenues. In addition, under the current political administration, it is possible that there will be significant changes to the Dodd Frank Act and other related laws and regulations. The Sponsor is unable to predict the impact that such changes may have on financial services issuers.

   Financial services companies in foreign countries are also subject to regulatory and interest rate concerns. In particular, government regulation in certain foreign countries may include controls on interest rates, credit availability, prices and currency transfers. The departure of any European Union ("EU") member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers. More recently, there is uncertainty regarding the state of the EU following the United Kingdom's ("U.K.") initiation on March 27, 2017, of the process to exit from the EU ("Brexit"). One of the key global concerns that may continue to provide uncertainty in the markets is that the U.K. could be just the first of more EU countries to leave the union. The effect that Brexit may have on the global financial markets or on the financial services companies in your Trust is uncertain.

   Commercial banks (including "money center" regional and community banks), savings and loan associations and holding companies of the foregoing are especially subject to adverse effects of volatile interest rates, concentrations of loans in particular industries or classifications (such as real estate, energy, or sub-prime mortgages), and significant competition. The profitability of these businesses is to a significant degree dependent on the availability and cost of capital funds. Economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations. Commercial banks and savings associations are subject to extensive federal and, in many instances, state regulation. Neither such extensive regulation nor the federal insurance of deposits ensures the solvency or profitability of companies in this industry, and there is no assurance against losses in securities issued by such companies.

   Insurance companies are particularly subject to government regulation and rate setting, potential antitrust and tax law changes, and industry-wide pricing and competition cycles. Property and casualty insurance companies also may be affected by weather, terrorism, long-term climate changes, and other catastrophes. Life and health insurance companies may be affected by mortality and morbidity rates, including the effects of epidemics. Individual insurance companies may be exposed to reserve inadequacies, problems in investment portfolios (for example, real estate or "junk" bond holdings) and failures of reinsurance carriers.

   Many of the investment considerations discussed in connection with banks and insurance companies also apply to other financial services companies. These companies are subject to extensive regulation, rapid business changes, and volatile performance dependent on the availability and cost of capital and prevailing interest rates and significant competition. General economic conditions significantly affect these companies. Credit and other losses resulting from the financial difficulty of borrowers or other third parties have a potentially adverse effect on companies in this industry. Investment banking, securities brokerage and investment advisory companies are particularly subject to government regulation and the risks inherent in securities trading and underwriting activities.

   The financial condition of customers, clients and counterparties, including other financial institutions, could adversely affect financial services issuers. Financial services issuers are interrelated as a result of market making, trading, clearing or other counterparty relationships. Many of these transactions expose financial services issuers to credit risk as a result of the actions of, or deterioration in, the commercial soundness of other counterparty financial institutions. Economic and market conditions may increase credit exposures due to the increased risk of customer, client or counterparty default. Downgrades to the credit ratings of financial services issuers could have a negative effect on liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting access to funding or capital markets, increasing borrowing costs or triggering increased collateral requirements. Financial services issuers face significant legal risk, both from regulatory investigations and proceedings, as well as private actions. Profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   Health Care Issuers. Your Trust may invest significantly in bonds issued by health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. General risks of health care companies include extensive competition, product liability litigation and evolving government regulation.

   On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (incorporating the Patient Protection and Affordable Care Act, collectively the "Act") was enacted into law. The Act continues to have a significant impact on the health care sector through the implementation of a number of reforms in a complex and ongoing process, with varying effective dates. Significant provisions of the Act include the introduction of required health care coverage for most Americans, significant expansion in the number of Americans eligible for Medicaid, modification of taxes and tax credits in the health care sector, and subsidized insurance for low to middle income families. The Act also provides for more thorough regulation of private health insurance providers, including a prohibition on the denial of coverage due to pre-existing conditions. Although the entirety of the Act will not come into effect until 2018, in the interim, health care companies will face continuing and significant changes that may cause a decrease in profitability due to increased costs and changes in the health care market. In addition, the current Administration is seeking to repeal the Act and many aspects of it are therefore in flux. In late 2017, along with the passage of sweeping tax reform, legislation was passed which eliminated the individual mandate (a penalty for failure to obtain a minimum level of health insurance coverage) beginning in 2019. It is estimated that the repeal of the individual mandate will cause a significant amount of people to be uninsured which may have an adverse effect on insurance premiums and federal subsidies. The Sponsor is unable to predict the full impact of the Act on the Securities in your Trust.

   As illustrated by the Act, Congress may from time to time propose legislative action that will impact the health care sector. The proposals may span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), incentives for competition in the provision of health care services, promotion of pre-paid health care plans and additional tax incentives and penalties aimed at the health care sector. The government could also reduce funding for health care related research.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, product obsolescence, increased government regulation, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative effect on a company and its stock. The goods and services of health care issuers are also subject to risks of malpractice claims, product liability claims or other litigation.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, an increased emphasis on outpatient services, confidence in the facility, management capabilities, competitive forces that may result in price discounting, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Industrials Issuers. Your Trust may invest significantly in bonds issued by industrials companies. General risks of industrials companies include the general state of the economy, intense competition, imposition of import controls, volatility in commodity prices, currency exchange rate fluctuation, consolidation, labor relations, domestic and international politics, excess capacity and consumer spending trends. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, depletion of resources, government regulations, government contracts and e-commerce initiatives.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers. Stocks of transportation companies are cyclical and can be significantly affected by economic changes, fuel prices and insurance costs. Transportation companies in certain countries may also be subject to significant government regulation and oversight, which may negatively impact their businesses.

   Materials Issuers. Your Trust may invest significantly in bonds issued by companies in the materials industry. Companies in the materials sector could be adversely affected by commodity price volatility, exchange rates, import controls and increased competition. Production of materials often exceeds demand as a result of overbuilding or economic downturns, leading to poor investment returns. Companies in the materials sector are at risk for environmental damage and product liability claims. Companies in the materials sector may be adversely affected by depletion of resources, technical progress, labor relations, and governmental regulations.

   Real Estate Issuers. Your Trust may invest significantly in bonds issued by real estate companies. You should understand the risks of real estate companies before you invest. Many factors can have an adverse impact on the performance of a particular real estate company, including its cash available for distribution, the credit quality of a particular company or the real estate industry generally. The success of real estate companies depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact these companies, their future earnings and share prices.

   Risks associated with real estate companies include, among other factors,

     o    general U.S. and global as well as local economic conditions,

     o    decline in real estate values,

     o    the financial health of tenants,

     o    over-building and increased competition for tenants,

     o    over-supply of properties for sale,

     o    changing demographics,

     o    changes in interest rates, tax rates and other operating expenses,

     o    changes in government regulations,

     o    faulty construction and the ongoing need for capital improvements,

     o regulatory and judicial requirements, including relating to liability for environmental hazards,

     o    changes in neighborhood values and buyer demand, and

     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.

   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and real estate companies in particular. Properties owned by a company may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

   You should also be aware that real estate companies may not be diversified and are subject to the risks of financing projects.

   Because of the structure of certain real estate companies, and legal requirements in many countries that these companies distribute a certain minimum amount of their taxable income to shareholders annually, real estate companies often require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, many real estate companies historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected security market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when companies continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

   Telecommunications Issuers. Your Trust may invest significantly in bonds issued by telecommunications companies. This sector is primarily characterized by extensive government regulation and intense competition.

   Companies in the telecommunications industry allocate significant resources in efforts to comply with applicable government regulations. Telecommunications companies operating in the U.S. must comply with applicable state and federal regulations, including those of the Federal Communications Commission. The costs of complying with governmental regulations, delays or failure to receive required regulatory approvals or the enactment of new adverse regulatory requirements may negatively affect the business of telecommunications companies. Recent industry consolidation trends may lead to increased regulation in primary markets. Internationally, telecommunications companies may face regulatory challenges such as securing pre-marketing clearance of products and prices, which may be arbitrary and unpredictable. U.S. federal and state governments regulate permitted rates of return and the kinds of services that a company may offer. U.S. federal legislation governing the telecommunications industry may become subject to judicial review and additional interpretation, which may adversely affect certain telecommunications issuers.

   The competitive landscape in the telecommunications sector is intense and constantly evolving. The products and services of these companies may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. At the same time, demand for some telecommunications services remains weak, as several key markets are oversaturated and many customers can choose between several service providers and technology platforms. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Certain telecommunications companies may be engaged in fierce competition for a share of the market of their products and may have higher costs, including liabilities associated with the medical, pension and postretirement expenses of their workforce, than their competitors. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. Moreover, continued consolidation in this industry could create integration expenses and delay, and consequent management diversion of attention away from ongoing operations and related risks, among other factors, could result in the failure of these companies to realize expected cost savings or synergies.

   Several high-profile bankruptcies of large telecommunications companies in the past have illustrated the potentially unstable condition of the telecommunications industry. High debt loads that were accumulated during the industry growth spurt of the 1990s caught up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Moreover, some companies have begun the process of emerging from bankruptcy and may have reduced levels of debt and other competitive advantages over other telecommunications companies. Due to these and other factors, the risk level of owning the securities of telecommunications companies remains substantial and may continue to rise.

   Information Technology Issuers. Your Trust may invest significantly in bonds issued by information technology companies. The information technology sector includes companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions.

   Companies in this sector face risks from rapid changes in technology, competition, dependence on certain suppliers and supplies, rapid obsolescence of products or services, patent termination, frequent new products and government regulation. These companies can also be adversely affected by interruption or reduction in supply of components or loss of key customers and failure to comply with certain industry standards.

   An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology can have a negative impact on the company's results. Certain technology companies may also be smaller and/or less experienced companies with limited product lines, markets or resources. Stocks of some Internet companies have high price-to-earnings ratios with little or no earnings histories. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   Energy Issuers. Your Trust may invest significantly in bonds issued by energy companies. Energy companies can be significantly impacted by fluctuations in the prices of energy fuels, such as crude oil, natural gas, and other fossil fuels. Extended periods of low energy fuel prices can have a material adverse impact on an energy company's financial condition and results of operations. The prices of energy fuels can be materially impacted by general economic conditions, demand for energy fuels, industry inventory levels, production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries (OPEC), weather-related disruptions and damage, competing fuel prices, and geopolitical risks. Recently, the price of crude oil, natural gas and other fossil fuels has declined substantially and experienced significant volatility, which has adversely impacted energy companies and their stock prices and dividends. The price of energy fuels may decline further and have further adverse effects on energy companies.

   Some energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves found will be economically recoverable.

   The energy industry also faces substantial government regulation, including environmental regulation regarding air emissions and disposal of hazardous materials. These regulations may increase costs and limit production and usage of certain fuels. Additionally, governments have been increasing their attention to issues related to greenhouse gas ("GHG") emissions and climate change, and regulatory measures to limit or reduce GHG emissions are currently in various stages of discussion or implementation. GHG emissions-related regulations could substantially harm energy companies, including by reducing the demand for energy fuels and increasing compliance costs. Energy companies also face risks related to political conditions in oil producing regions (such as the Middle East). Political instability or war in these regions could negatively impact energy companies.

   The operations of energy companies can be disrupted by natural or human factors beyond the control of the energy company. These include hurricanes, floods, severe storms, and other weather events, civil unrest, accidents, war, earthquakes, fire, political events, systems failures, and terrorist attacks, any of which could result in suspension of operations. Energy companies also face certain hazards inherent to operating in their industry, such as accidental releases of energy fuels or other hazardous materials, explosions, and mechanical failures, which can result in environmental damage, loss of life, loss of revenues, legal liability and/or disruption of operations.

   Utility Issuers. The Trust may invest significantly in bonds issued by utility companies or in companies related to the utility or energy industries. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    Risks of increases in fuel and other operating costs;

     o Restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o Regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    Coping with the general effects of energy conservation;

     o Technological innovations which may render existing plants, equipment or products obsolete;

     o    The effects of unusual, unexpected or abnormal local weather

     o Maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    The potential impact of natural or manmade disasters;

     o Difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    The high cost of obtaining financing during periods of inflation;

     o Difficulties of the capital markets in absorbing utility debt and equity securities;

     o    Increased competition; and

     o    International politics.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for energy, such as electricity or natural gas, or water, or the ability of the issuers to pay for such energy or water which could adversely affect the profitability of the issuers of the bonds and the performance of the Trust.

   Utility companies are subject to extensive regulation at the federal level in the United States, and many are regulated at the state level as well. The value of utility company stocks may decline because governmental regulation affecting the utilities industry can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers, which could hinder the utility company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such utility company. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price.

   Certain utility companies have experienced full or partial deregulation in recent years. These utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain utility companies to earn more than their traditional regulated rates of return. Some companies, however, may be forced to defend their core business and may be less profitable. While regulated providers tend to have regulated returns, non-regulated providers' returns are not regulated and generally are more volatile. These developments have reduced stability of cash flows in those states with non-regulated providers and could impact the short-term earnings potential of some in this industry. These trends have also made shares of some utility companies less sensitive to interest rate changes but more sensitive to changes in revenue and earnings and caused them to reduce the ratio of their earnings they pay out as dividends.

   Certain utilities companies face risks associated with the operation of nuclear facilities for electric generation, including, among other considerations, litigation, the problems associated with the use of radioactive materials and the effects of natural or man-made disasters. In general, certain utility companies may face additional regulation and litigation regarding their power plant operations, increased costs from new or greater regulation of these operations, and expenses related to the purchase of emissions control equipment.

   More About the Bonds. In addition to describing the purpose of the bonds, other information about the bonds is also included in the "Portfolio" and notes thereto. This information relates to other characteristics of the bonds. This section briefly describes some of these characteristics.

   Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

   Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor owns this type of bond, the investor has the right to receive a final payment of the bond's par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

   "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to your Trust "when, as and if" the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your Trust until the Sponsor delivers the bond to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to your Trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase Units even though your Trust has not yet received them.

   In order to acquire certain bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds. Also, since interest on any "when, as and if issued" bonds does not begin accruing to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust's operations as described under "Summary of Essential Financial Information".

   No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED CURRENT AND LONG-TERM RETURNS
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   The Estimated Current Return and the Estimated Long-Term Return as of the Date of Deposit are set forth on the cover of the prospectus. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of your Trust and with the principal prepayment, default (if any), redemption, maturity, exchange or sale of bonds. The Public Offering Price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the bonds and the expenses of your Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering
Price.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the bonds, the sales charge described below, cash, if any, in the Principal Account (including cash to pay organization costs) and accrued interest, if any. The maximum sales charge for an Intermediate-Term Trust is equal to 2.50% of the Public Offering Price per Unit (2.564% of the aggregate offering price of the bonds). Organization costs are not included in the Public Offering Price per Unit for purposes of calculating the sales charge. After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased. The minimum purchase in the primary and secondary market is one Unit. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   The maximum secondary market sales charge is computed as described in the following table based upon the estimated long-term return life in years ("ELTR Life") of your Trust's portfolio:

ELTR Life (Years)     Sales Charge
----------------------------------
Less than 2               1.50%
2 but less than 5         2.20
5 but less than 12        2.75
12 and over               3.75

   The ELTR Life represents the estimated life of the bonds in a Trust's portfolio as determined for purposes of calculating Estimated Long-Term Return. See "Estimated Current and Long-Term Returns". The sales charges in the above table are expressed as a percentage of the secondary market Public Offering Price per Unit. For example, the maximum secondary market sales charge for a Trust with an ELTR Life of "5 but less than 12" years would be 2.75% of the Public Offering Price per Unit (2.828% of the aggregate bid price of the bonds).

   Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or a reduced sales charge.

   Fee Accounts. A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to a portion of the sales charge that is retained by the Sponsor. The maximum applicable concession the Sponsor allows to broker-dealers (either non-Underwriter or Underwriter concession, whichever is greater) is waived. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units may be purchased in the initial offering period at a discount equal to the difference between the maximum sales charge of 2.50% of the Public Offering Price per Unit and 0.60% of the Public Offering Price per Unit for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts") if the Units are purchased for a Fee Account and the Trust is subject to a Wrap Fee (i.e. the Trust is "Wrap Fee Eligible"). For example, with respect to an Intermediate Term Trust, Wrap Fee Eligible purchasers would pay a charge of only approximately 0.60%. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Trust.

   Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Invesco Capital Markets, Inc. and its affiliates and, when permitted, Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the bonds. The price of Units as of the opening of business on the Date of Deposit was determined by adding the applicable sales charge and organization costs to the aggregate offering price of the bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the bonds prepared by the Evaluator. During the initial offering period, the Evaluator will value the bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. The "Evaluation Time" is the close of trading on the New York Stock Exchange on each day that the Exchange is open for regular trading, or earlier on days where the Bond Market Association recommends an early bond market close, provided, however, on the Date of Deposit the Evaluation Time will be the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission (the "SEC") becomes effective, if later. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of bonds may be expected to range approximately from 0.125% to 1.25% more than the bid price. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The aggregate price of the bonds is determined on the basis of the appropriate bid prices or offering prices, as described herein, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by your Trust; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the bonds will generally fluctuate with changes in market interest rates.

   A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended ("1934 Act").

   Organization Costs. During the initial offering period, part of the Public Offering Price represents an amount of cash deposited to pay the estimated costs incurred in establishing your Trust. These costs include the costs of preparing documents relating to the Trust (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Trust deducts these costs from the Trust assets.

   Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid by the bonds semi-annually, although your Trust accrues interest daily. Because of this, your Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. You will receive the amount of accrued interest paid on your Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the bonds, accrued interest at any point in time will be greater than the amount of interest actually received by your Trust and distributed to Unitholders. If you sell or redeem all or a portion of your Units, you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your Units.

   Unit Distribution. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states.

   Intermediate-Term Trust Concessions. During the initial offering period, the Sponsor and Underwriters will sell Units of the Trust to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the applicable gross concession or agency commission of 1.60%.

   Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents (including the Sponsor) at the Public Offering Price less a concession or agency commission not in excess of the maximum concession of 1.70%.

   Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for additional concessions based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust's initial offering period. For purposes of this concession, trusts designated as either "Invesco Unit Trusts, Taxable Income Series" or "Invesco Unit Trusts, Municipal Series" are fixed income trusts, and trusts designated as "Invesco Unit Trusts Series" are equity trusts. In addition to the concessions or agency commissions described above, all broker-dealers and other selling firms (including Underwriters) will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to Invesco fixed income and equity unit investment trusts, is set forth in the following table:

                                    Volume Concession
                                    -----------------
      Total Sales                Equity Trust Fixed Income
      (in millions)                 Units     Trust Units
-----------------------------------------------------------
$25 but less than $100              0.035%       0.035%
$100 but less than $150             0.050        0.050
$150 but less than $250             0.075        0.075
$250 but less than $1,000           0.100        0.100
$1,000 but less than $5,000         0.125        0.100
$5,000 but less than $7,500         0.150        0.100
$7,500 or more                      0.175        0.100

   Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust's prospectus must include disclosure related to this additional compensation.

   Additional Information. Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the Sponsor will sell Units to broker-dealers and selling agents at the Public Offering Price less a concession or agency commission of 80% of the applicable sales charge. Dealers other than the Sponsor may sell Units in the secondary market to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the secondary market concession allowed to the dealer. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the maximum sales charge applicable to Intermediate-Term Trusts. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Sponsor and Underwriter Compensation. The Sponsor will sell Units to Underwriters at the regular Public Offering Price per Unit less a gross concession described in the sections below. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting".

   The Sponsor will sell Units of the Trust to Underwriters at the regular Public Offering Price per Unit less the concession of 1.85% per Unit underwritten, based on a minimum underwriting of 1.000 Units.

   The concessions for a) Units underwritten on the Date of Deposit, b) Units purchased from the Sponsor by an Underwriter subsequent to the Date of Deposit during a Trust's initial offering period, and c) the additional per Unit concession for Underwriters will each also be applied on a dollar basis utilizing an equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. Purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued will be subject to the concession amount corresponding to the stated dollar amount of the purchase order, utilizing a $1,000 per Unit equivalent.

   In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the bonds by the Sponsor and the cost of the bonds to a Trust. See "Portfolio" and "Notes to Portfolio". The Sponsor and the Underwriters may also realize profits or losses with respect to bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the bonds were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share with certain Underwriters a portion of any gain represented by the difference between the cost of the bonds to the Sponsor and the evaluation of the bonds on the Date of Deposit (less deductions for accrued interest and certain costs). For Underwriters who either (a) underwrite at least 3,000 Units or (b) submit an Underwriter purchase order of at least $3,000,000, the Sponsor will share 25% of that portion of the gain that relates to the Units actually underwritten by such Underwriters and, with respect to the Volume Concession described under "Unit Distribution -- Volume Concession Based on Annual Sales", such Underwriters will also receive a Volume Concession of 0.100% on the Units actually underwritten. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Trust and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Market for Units. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of your Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS
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   As described above, Units may be available for purchase by investors in Fee Accounts where the Trust is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay a charge of approximately 0.60%. You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Trust.

RIGHTS OF UNITHOLDERS
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   Distributions of Interest and Principal. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly. The amount and time of the first distribution is described under "Summary of Essential Financial Information". In addition, a Trust that has elected to be structured as a "regulated investment company" for federal tax purposes may make additional required distributions at the end of each year.

   Interest received by a Trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds). Should the amount available for distribution in the Principal Account equal or exceed $5.00 per Unit, the Trustee will make a distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date. However, funds in the Principal Account will be distributed on the last distribution date of each calendar year to Unitholders of record as of the preceding record date if the amount available for distribution shall equal at least $1.00 per Unit.

   Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than two business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price. Redemption requests received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Trustee by the time designated by the Trustee, are priced based on the date of receipt. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Under Internal Revenue Service (the "IRS") regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations or if the IRS notifies the Trustee that such withholding is required. Any amount withheld is transmitted to the IRS and may be recovered by the Unitholder only when filing a return or a claim for refund. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "backup withholding".

   The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of
(i) the cash on hand in a Trust or moneys in the process of being collected,
(ii) the value of the bonds based on the bid prices of the bonds, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and
(b) the accrued Trust expenses. During the initial offering period, the Redemption Price and secondary market repurchase price are not reduced by estimated organization costs. The Evaluator may determine the value of the bonds by employing any of the methods set forth in "Public Offering--Unit Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

   The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the bonds represented by the Units redeemed. The Trustee may sell bonds to cover redemptions. When bonds are sold, the size and diversity of your Trust will be reduced. Sales may be required at a time when bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

   The Trustee reserves the right to satisfy any redemption of 1,000 or more Units with an aggregate redemption price of $1,000,000 or more in an in kind distribution of bonds. An in kind distribution of bonds will be made by the Trustee through the distribution of each of the bonds in the Trust in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional portions of a bond will be distributed in cash. The Trustee may adjust the bonds included in a Unitholder's in kind distribution to facilitate the distribution of whole bonds. Special tax consequences will result if a Unitholder receives an in kind distribution.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

   Exchange Option. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Invesco unit trusts. An exchange does not avoid a taxable disposition of your redeemed Units. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time. The exchange will generally be treated as a sale and a taxable transaction for federal and state income tax purposes.

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at the Depository Trust Company ("DTC"). Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Reports Provided. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of your Trust will be audited annually by an independent registered public accounting firm and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the bonds, actual Trust distributions, Trust expenses, a list of the bonds and other Trust information. Unitholders will be furnished the Evaluator's evaluations of the bonds upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial adviser or the Trustee. The Sponsor does not have access to individual account information.

INSURANCE ON THE BONDS
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   Insurance may have been obtained prior to the deposit of certain of the bonds in your Trust guaranteeing prompt payment of interest and principal, when due, in respect of such bonds. The premium for any preinsured bond insurance has been paid by the issuer or by a prior owner of the bonds and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the preinsured bond insurer remains in business. The preinsured bond insurers, if any, are described in "Portfolio" for each Trust and the notes thereto. More detailed information regarding insurance on the bonds and the preinsured bond insurers is included in the Information Supplement. See "Additional Information".

   Each insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each insurer will be able to perform on its contract of insurance in the event a claim should be made. The financial information with respect to each insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

   Bond Insurers. Any downgrade in the rating of an insurer of the bonds in the Trust may result in a downgrade in the rating of the issuer of the related bond and therefore may have a material adverse effect on the value of the bonds in the Trust and the value of your Units. The following is a description of the various bond insurers:

   ACA Financial Guaranty Corporation ("ACA Financial Guaranty"). On December 15, 2008, S&P withdrew the financial strength, financial enhancement, and issuer credit ratings of ACA Financial Guaranty.

   Ambac Assurance Corporation ("Ambac"). On November 8, 2010, Ambac Financial Group, Inc., the holding company of Ambac, announced that it has filed for a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Ambac Financial Group, Inc. will continue to operate in the ordinary course of business as "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

   On November 30, 2010, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of Ambac at the company's request. The November 30, 2010 rating action followed a directive by the Commissioner of Insurance of the State of Wisconsin to Ambac to establish a segregated account for certain insured exposure, primarily policies related to credit derivatives, residential mortgage-backed securities, and other structured finance transactions. On April 7, 2011, Moody's withdrew the insurance financial strength rating of Ambac Assurance.

   Assured Guaranty Corp. ("Assured Guaranty") and Assured Guaranty Municipal Corp. ("Assured Municipal") (formerly Financial Security Assurance, Inc. ("FSA")). On July 1, 2009, Assured Guaranty Ltd. ("Assured"), the parent company of Assured Guaranty, completed the purchase of Financial Security Assurance Holdings Ltd., the parent of financial guaranty insurance company, FSA. Effective November 9, 2009, FSA was renamed "Assured Municipal." In certain states, Assured Municipal may operate under its prior name. Assured Municipal, a separately capitalized company, provides municipal bond insurance, while Assured Guaranty provides financial guaranty insurance to both the municipal and structured finance sectors. On April 1, 2015, Assured Guaranty acquired all issued and outstanding shares of Radian Asset Assurance, Inc. All prior obligations of Radian Asset are now obligations of Assured Guaranty. On January 17, 2013, Moody's downgraded the insurance financial strength ratings of Assured Guaranty to A3 from Aa3 and of Assured Municipal to A2 from Aa3, both with a stable outlook. These ratings were affirmed on August 8, 2016. On March 18, 2014 S&P raised the counterparty credit and financial strength ratings of both Assured Guaranty and Assured Municipal to AA from AA-, with a stable outlook. On July 26, 2017, S&P affirmed its AA financial strength rating of Assured Guaranty, with a stable outlook. Also on June 26, 2017, S&P affirmed its A long-term counterparty credit rating for the parent company Assured, with a stable outlook.

   Berkshire Hathaway Assurance Corp. ("BHAC"). On April 8, 2009, Moody's downgraded the insurance financial strength rating of BHAC from Aaa to Aa1, with a stable outlook. This downgrade reflects Moody's view concerning "the impact on Berkshire's key businesses of the severe decline in equity markets over the past year as well as the protracted economic recession." On February 4, 2010, S&P lowered the financial strength rating of BHAC from AAA to AA+, with a stable outlook, reflecting S&P's view that Berkshire's overall capital adequacy has weakened to levels no longer consistent with a AAA rating and is not expected to return to extremely strong levels in the near term. On August 11, 2015, S&P placed the AA+ financial strength rating of BHAC on CreditWatch Negative. This action follows Berkshire Hathaway's announcement of an agreement to acquire the debt of Precision Castparts Corp and reflects uncertainty surrounding the funding of the acquisition and its effect on cash resources and leverage at the holding-company level.

   Build America Mutual Assurance Company ("BAM"). On July 23, 2012, S&P assigned an initial rating of AA to BAM's financial strength and counterparty credit ratings, with a stable outlook. These ratings based upon S&P's view that BAM holds a very strong competitive position with low industry risk, along with extremely strong capital adequacy and strong operating performance. The AA rating was reaffirmed on June 26, 2017 with a stable outlook.

   CIFG Assurance North America, Inc. ("CIFG"). On November 11, 2009, Moody's announced that it will withdraw the insurance financial strength rating of CIFG. On February 16, 2010, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of CIFG.

   Financial Guaranty Insurance Company ("FGIC"). On March 24, 2009, Moody's withdrew the insurance financial strength rating of FGIC. On April 22, 2009, S&P withdrew the counterparty credit, financial strength, and financial enhancement ratings of FGIC.

   On November 24, 2009, FGIC announced that pursuant to an order of the New York Insurance Department, the company must suspend any and all claims payments until it has removed the impairment of its capital and restored to compliance its minimum surplus to policyholders requirement.

   Municipal Assurance Corporation ("MAC"). On March 18, 2014, S&P raised its financial strength and enhancement rating on MAC from AA- to AA. The rating action reflects S&P's view that MAC's competitive position remains strong relative to its peers' in the bond industry. S&P continues to view MAC as having a stable outlook.

   National Guarantee is a wholly owned subsidiary of MBIA, Inc. and independently capitalized with $5.6 billion in claims-paying resources as of December 31, 2010. In certain states, National Guarantee may operate under its prior name. On May 21, 2013, Moody's upgraded the insurance financial strength rating of National Guarantee to Baa1 from Baa2, with a positive outlook. The May 21, 2013, rating action reflects National Guarantee's improved credit profile following the repayment of the loan from its weaker affiliate, MBIA Corp., and the termination of the litigation related to the 2009 restructuring.

   On May 10, 2013, S&P raised the counterparty credit, financial strength, and financial enhancement ratings of National Guarantee to A from BB, with a stable outlook. On March 18, 2014, S&P raised the counterparty credit, financial strength and financial enhancement ratings of National Guarantee to AA- from A, with a stable outlook.

   On June 26, 2017, S&P lowered its financial strength rating of National Guarantee to A, with a stable outlook. The downgrade of National Guarantee reflects S&P's view that National Guarantee's business risk profile is weaker than its peers', as National Guarantee has struggled to gain wide market acceptance.

   On May 21, 2013, Moody's upgraded the insurance financial strength rating of MBIA Corp. to B3 from Caa2, with a positive outlook.

   On June 26, 2017, S&P affirmed its CCC financial strength rating of MBIA Corp. and revised its outlook from negative to stable. On June 26, 2017, S&P lowered its long-term counterparty credit rating of MBIA Corp., Inc. to BBB, with a stable outlook. S&P's downgrade of MBIA, Inc., reflects its structural subordination to National Guarantee.

   Syncora Guarantee Inc. ("Syncora Guarantee") (formerly XL Capital Assurance Inc. ("XLCA")). On March 9, 2009, Moody's downgraded the insurance financial strength rating of Syncora Guarantee from Caa1 to Ca, with a developing outlook. On July 28, 2010, S&P withdrew the counterparty credit, financial strength and financial enhancement ratings of Syncora Guarantee.

TRUST ADMINISTRATION
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   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2017, the total stockholders' equity of Invesco Capital Markets, Inc. was $100,102,806.15 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $937.6 billion as of December 31, 2017.

   The Sponsor and your Trust have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor. If we fail to or cannot perform our duties under the trust agreement or become bankrupt, the Trustee may appoint a new sponsor, continue to operate your Trust without a sponsor, or terminate your Trust and distribute the liquidation proceeds.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 856-8487. If you have questions regarding your account or your Trust, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   Portfolio Administration. Your Trust is not a managed fund and, except as provided in the Trust Agreement, bonds generally will not be sold or replaced. The Sponsor may, however, direct that bonds be sold in certain limited situations to protect your Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell bonds designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee must reject any offer by an issuer to issue bonds in exchange or substitution for the bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which bonds may be sold or replaced. See "Additional Information".

   If a Trust is structured as a "regulated investment company" for federal tax purposes, the Sponsor may direct the reinvestment of proceeds of the sale of bonds if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the bonds detrimental to the Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that such a Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

   Replacement Bonds. No assurance can be given that a Trust will retain its present size or composition because bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must (i) be intermediate-term bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Bonds having no warrants or subscription privileges attached; (ii) be payable in United States currency;
(iii) not be when, as and if issued obligations or restricted securities; and
(iv) be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the 1934 Act (or similar provisions of law) or guaranteed, directly or indirectly, by means of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the substitute bonds. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of a Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 calendar days after removal. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

   Amendment of Trust Agreement. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of bonds in addition to or in substitution for any of the bonds initially deposited in a Trust, except for the substitution of certain refunding bonds. The Trustee will notify Unitholders of any amendment.

   Termination of Trust Agreement. A Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 75% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the principal amount of the bonds initially deposited in the Trust. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining bonds. The sale of bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information".

   Limitation on Liabilities. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the bonds, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
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   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of a Trust. Tax laws and interpretations are subject to change possibly with retroactive effect, and this summary does not describe all of the tax consequences to all taxpayers. Substantial changes to the federal tax law were passed and signed into law in December 2017, many of which become effective in 2018 and may affect your investment in a Portfolio in a number of ways, including possible unintended consequences. Except as specifically provided below, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences. Depending on the terms of certain bond issuances, however, some of the bonds in the Trust may be exempt from state and local taxes of the state in which such bonds were issued. Please consult with your tax advisor with respect to any specific state or local tax consequences of an investment in the Trust.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The IRS could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in the Trust. Additional information on taxes is contained in the Information Supplement.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Trust Status. The Trust intends to elect and to qualify annually as a "regulated investment company" under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as provided in the tax law, the Trust generally will not pay federal income taxes.

   Distributions. Trust distributions are generally taxable to you. After the end of each year, you will receive a tax statement that specifies your amount of ordinary income distributions and capital gains dividends.

   Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your shares. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional shares or receive them in cash. The income from your Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.

   A distribution paid by your Trust reduces the Trust's net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would be subject to income tax even though it may be viewed, in substance, as a partial return of capital.

   Dividends Received Deduction and Qualified Dividend Income. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies that do not invest in stock. An individual that owns Units generally will not be entitled to treat Trust distributions as qualified dividend income currently taxed at long-term capital gains rates, as it is not expected that Trust distributions will be attributable to qualified dividend income received by the Trust.

   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive in the transaction. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Capital Gains and Losses. Net capital gain equals net long-term capital gain minus net short term capital loss for the taxable year. Capital gain or loss is long term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your Unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

   Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale and a taxable transaction for federal income tax purposes. In general, any gain on the sale will be treated as capital gain and any loss will be treated as capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced within a period of 61 days beginning 30 days before and ending 30 days after the disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss.

   In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust Assets when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, and subject to certain limitations on the deductibility of losses under the tax law.

   Deductibility of Trust Expenses. Expenses incurred and deducted by your Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. Recent legislation, effective in 2018, has suspended the deductibility of expenses that are characterized as miscellaneous itemized deductions, such as investment expenses.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust reports as capital gain dividends) and will generally be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions. However distributions received by a foreign investor from the Trust that are properly reported by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. Distributions received by a foreign investor attributable to interest-related dividends of a regulated investment company such as the Trust may not be subject to U.S. federal income tax withholding. The amount of distributions that may be reported as interest-related dividends will be limited to the amount of qualified net interest income, which is generally the Trust's U.S.-source interest income less allocable expenses.

   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Trust's distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA applies: (i) with respect to distributions from your Trust and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2019. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Trust will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

   Backup Withholding. By law, your Trust must withhold as backup withholding a percentage (currently 28%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Trust to do so.

   Investors Should Consult Their Tax Advisors. Investors in the Trust may be subject to federal, state, local, or foreign taxes in connection with their investment in the Trust. Investors are encouraged to consult their own tax advisors regarding the specific federal, state, local, and foreign tax consequences that may affect them as a result of an investment in the Trust.

EXPENSES
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   General. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts, provided that organization costs are generally paid out of cash deposited in the Principal Account. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Trust. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust's assets at the end of the initial offering period or after six months, if earlier.

   Sponsor, Supervisor, Evaluator and Trustee. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under "Summary of Essential Financial Information" for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trusts. These fees may exceed the actual costs of providing these services for a Trust but the total amount received for providing these services to all Invesco unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" for evaluating each Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter. The Sponsor's, Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). Each Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell bonds to pay such amounts.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statements filed by your Trust with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the bonds in your Trust, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

OTHER MATTERS
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   Legal Matters. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Paul Hastings LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statement of condition and the related portfolio at the Date of Deposit included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Contents of Prospectus
  Investment Objective                            2
  Principal Investment Strategy                   2
  Principal Risks                                 2
  Summary of Essential Financial Information      3
  Portfolio                                       4
  Notes to Portfolio                              7
  Underwriting                                    7
  Report of Independent Registered
     Public Accounting Firm                       8
  Statement of Condition                          9
  The Trusts                                     10
  Estimated Current and Long-Term Returns        23
  Public Offering                                24
  Fee Accounts                                   28
  Rights of Unitholders                          28
  Insurance on the Bonds                         30
  Trust Administration                           32
  Federal Tax Status                             34
  Expenses                                       36
  Additional Information                         37
  Other Matters                                  37

Daily Prices
  o Call our 24-Hour Pricing Line
       (800) 953-6785
  o Visit our Unit Trusts Daily Pricing Page http://www.invesco.com/UIT

Account Questions
  o Contact the Trustee
       (800) 856-8487

Learning More About Unit Trusts
  o Contact Invesco
       (630) 684-6000
  o Visit our Unit Trusts Internet Page
       http://www.invesco.com/UIT

Additional Information
  You may obtain an Information Supplement that provides more details about your trust and its policies.
  o Visit the SEC Internet Site
       http://www.sec.gov
  o Contact the Trustee
       (800) 856-8487

-------------------
When Units of the Trust are no longer available this prospectus may be used as a preliminary prospectus for a future Trust. If this prospectus is used for future Trusts you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of future Trusts until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                     U-HIGTPRO32
                                                                     U-TISPRO599

                                   PROSPECTUS
                           -------------------------
                                 ________, 2018


                           Taxable Income Series 599



              Investment Grade Corporate Trust, 5-8 Year Series 32


INVESCO



                             Information Supplement


Taxable Income Series 599

Investment Grade Corporate Trust, 5-8 Year Series 32
--------------------------------------------------------------------------------

   This Information Supplement provides additional information concerning the risks and operations of the Trusts which is not described in the prospectus for the Trusts. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor's unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of this prospectus and all capitalized terms have been defined in the prospectus.

                               Table of Contents

                                                             Page
           Risk Factors                                        2
           Insurance on the Bonds                              8
           Portfolio Administration                           13
           Sponsor Information                                14
           Trustee Information                                14
           Taxation                                           15
           Termination of the Trust Agreement                 17
           Description of Ratings                             17
           Estimated Cash Flows to Unitholders                21


INVESCO



                                  Risk Factors

   The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

   Consumer Discretionary and Consumer Staples Issuers. The Trust may invest significantly in bonds issued by companies that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

   Financial Services Issuers. The Trust may invest significantly in bonds issued by companies within the bank and financial services sector.

   The effects of the sub-prime mortgage crisis that began to unfold in 2007 continue to manifest in nearly all the sub-divisions of the financial services industry. Sub-prime mortgage related losses and write downs among investment banks and similar institutions reached significant levels in 2008. The impact of these losses among traditional banks, investment banks, broker/dealers and insurers has forced a number of large such institutions into either liquidation or combination, while drastically increasing the credit risk, and possibility of default, of bonds issued by such institutions faced with these troubles. Many of the institutions are having difficulty in accessing credit markets to finance their operations and in maintaining appropriate levels of equity capital. In some cases, the U.S. government has acted to bail out or provide support to select institutions, however the risk of default by such issuers has nonetheless increased substantially.

   While the U.S. Department of the Treasury, Federal Reserve Board and Congress have taken steps to address problems in the financial markets and with financial institutions, there can be no assurance that the risks associated with investment in financial services company issuers will decrease as a result of these steps.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets have deteriorated and have had a substantial negative effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   Technological advances allow nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks continue to face tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   The Securities and Exchange Commission (the "SEC") and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be enacted in the future. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor any Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB").

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor any Underwriter makes any prediction as to the effect, if any, such laws will have on the bonds or whether such approvals, if necessary, will be obtained.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the prices of the securities, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

   Taxable Municipal Issues. Certain bonds in a Trust may consist of taxable obligations of municipal issuers. Obligations of municipal issuers can be either general obligations of a government entity that are backed by the taxing power of such entity or revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes.

   General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest.

   Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer's general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment.

   Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

   Bond banks are vehicles that pool various municipal obligations into larger offerings. This reduces the cost of borrowing for the municipalities. The types of financing projects that these obligations support vary.

   Build America Bonds were issued pursuant to The American Recovery and Reinvestment Act of 2009 (the "Recovery Act"), authorizing states and local governments to issue taxable bonds and to elect to receive a federal subsidy for a portion of their borrowing costs through a refundable tax credit paid by the Treasury Department and the Internal Revenue Service ("IRS") in an amount equal to 35 percent of the total coupon interest payable to investors (45 percent for those Build America Bonds that qualify and are designated as Recovery Zone Economic Development Bonds).

   The Recovery Act adds a new section to the Internal Revenue Code of 1986, as amended, (the "Code") which authorizes Build America Bonds that meet the definition of "qualified bonds", as described below, to receive the refundable credit. The Code section defines the term "qualified bond" to mean a Build America Bond (a) issued before January 1, 2011, (b) with 100 percent of the excess of (i) the available project proceeds (as defined to mean sale proceeds of such issue less not more than two percent of such proceeds used to pay issuance costs plus investment proceeds thereon), over (ii) the amounts in a reasonably required reserve fund with respect to such issue, are to be used for capital expenditures, and (c) where the issuer makes an irrevocable election to have this subsection of the Code apply.

   Should a Build America Bond issuer fail to continue to meet the applicable requirements as imposed by the Internal Revenue Code of 1986, as amended, it is possible that such issuer may not receive federal cash subsidy payments, impairing the issuer's ability to make scheduled interest payments. In addition, Build America Bonds are often subject to extraordinary redemption in the event that changes to Sections 54AA or 6431 of the Code (as added by the Recovery Act) or other federal legislation causes to reduce or eliminate the federal cash subsidy payment for a portion of a Build America Bond issuer's borrowing costs.

   Qualified School Construction Bonds, Qualified Energy Conservation Bonds and Clean Renewable Energy Bonds (collectively, "Qualified Bonds") are taxable bonds that are similar to certain Build America Bonds, in that state and municipal Qualified Bond issuers may elect to receive direct interest-subsidy payments from the U.S. Treasury if certain conditions are met. The Hiring Incentives to Restore Employment Act, enacted into federal law on March 18, 2010, permits issuers of Qualified Bonds to seek applicable subsidies on bond interest payments.

   Qualified School Construction Bonds, issued pursuant to provisions in the Recovery Act, are issued to finance the construction, rehabilitation, or repair of a public school facility or for the acquisition of land on which such a bond-financed facility will be constructed. Qualified Energy Conservation Bonds and Clean Renewable Energy Bonds are both issued pursuant to the "Energy Improvement and Extension Act of 2008", and like Qualified School Construction Bonds, are governed by Section 54A of the Code. Qualified Energy Conservation Bonds are issued for qualified energy conservation purposes, and Clean Renewable Energy Bonds are issued to finance qualified renewable energy facilities that produce electricity. Although the year of issuance is not restricted for Qualified Bonds, federal law provides for limits on the dollar amounts that may be issued for these bond types.

   Federal legislation has amended the Code in recent years to provide for certain qualifications and restrictions on the issuance of Qualified Bonds, and to include such bonds under the definition of "qualified tax credit bond" as found in Section 54A of the Code. Eligible issuers of Qualified School Construction Bonds may receive subsidy payments equal to 100% of the lesser of the actual interest rate of the bonds or the tax credit rate for municipal tax-credit bonds, set daily by the U.S. Treasury. Eligible issuers of Qualified Energy Conservation Bonds and Clean Renewable Energy Bonds may receive subsidy payments equal to 70% of the lesser of the actual interest rate of the bonds or the tax credit rate for municipal tax-credit bonds, set daily by the U.S. Treasury.

   Should the issuer of a Qualified Bond fail continue to meet the applicable requirements as imposed on any such bond by the Code or other federal laws, it is possible that such issuer may not receive federal cash subsidy payments, impairing the issuer's ability to make scheduled interest payments or even causing mandatory redemption of a portion of the bonds. As provided in Section 54A of the Code, Qualified Bonds are also subject to mandatory redemption of any portion of available project proceeds that remain unexpended by the issuer after three years from the date of issuance. This mandatory redemption must be completed within 90 days after such three-year period, unless an extension is granted by the Treasury. Additionally, Qualified Bonds may be subject to extraordinary redemption in the event that changes to applicable sections of the Code or other federal legislation causes to reduce or eliminate the federal cash subsidy payment for any Qualified Bond issuer's borrowing costs.

   Certificates of participation are generally a type of municipal lease obligation. Lease payments of a governmental entity secure payments on these bonds. These payments depend on the governmental entity budgeting appropriations for the lease payments. A governmental body cannot obligate future governments to appropriate for or make lease payments, but governments typically promise to take action necessary to include lease payments in their budgets. If a government fails to budget for or make lease payments, sufficient funds may not exist to pay interest or principal on these bonds.

   Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

   Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

   Industrial revenue bonds finance the cost of acquiring, building or improving industrial projects. Private corporations usually operate these projects. The ability of the issuer to make payments on these bonds depends on factors such as the creditworthiness of the corporation operating the project, revenues generated by the project, expenses of the project and environmental or other regulatory restrictions.

   Multi-family housing bonds are obligations of issuers that derive revenues from mortgage loans on multiple family residences, retirement housing or housing projects for low to moderate-income families. These bonds are generally pre-payable at any time. It is likely that their life will be less than their stated maturity. The ability of these issuers to make payments on bonds depends on such factors as rental income, occupancy levels, operating expenses, mortgage default rates, taxes, government regulations and appropriation of subsidies.

   Other care bonds include obligations of issuers that derive revenue from mental health facilities, nursing homes and intermediate care facilities. These bonds are similar to health care bonds and the issuers face the same general risks.

   Public building bonds finance the cost of acquiring, leasing, building or improving public buildings such as offices, recreation facilities, convention centers, police stations, correctional institutions and parking garages. The ability of the issuers to make payments on these bonds depends on factors such as the government budgeting sufficient funds to make lease or mortgage payments on the facility, user fees or rents, costs of maintenance and decreases in use of the facility.

   Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

   Retail electric/gas/telephone bonds are obligations of issuers that derive revenues from the retail sale of utilities to customers. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels.

   Single family housing bonds are obligations of issuers that derive revenues from mortgage loans on single family residences. Single family residences generally include one to four-family dwellings. These bonds are similar to multi-family housing bonds and the issuers face the same general risks.

   Tax district bonds are obligations secured by a pledge of taxing power by a municipality, such as tax increment financing or tax allocation bonds. These bonds are similar to general obligation bonds. Unlike general obligation bonds, however, the municipality does not pledge its unlimited taxing power to pay these bonds. Instead, the municipality pledges revenues from a specific tax to pay these bonds. If the tax cannot support payment of interest and principal, a municipality may need to raise the related tax to pay these bonds. An inability to raise the tax could have an adverse affect on these bonds.

   Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

   Waste disposal bonds are obligations of issuers that derive revenues from resource recovery facilities. These facilities process solid waste, generate steam and convert steam to electricity. These issuers face problems such as costs and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, and other unavoidable changes that adversely affect operation of a project.

   Water and sewer bonds are obligations of issuers that derive revenues from user fees from the sale of water and sewerage services. These issuers face problems such as the ability to obtain rate increases, population declines, difficulties in obtaining new fresh water supplies and "no-growth" zoning ordinances. These issuers also face many of the same problems of waste disposal issuers.

   Wholesale electric bonds are obligations of issuers that derive revenues from selling electricity to other utilities. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for electric utilities, competition, overhead expenses and government regulation and rate approvals.

   Zero Coupon Bonds. Certain of the bonds in a Trust may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such income on the bond at a rate as high as the implicit yield on the discount bond, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

                             Insurance on the Bonds

   Insurance has been obtained by the issuers of certain bonds in the Trusts prior to the deposit of such bonds in a Trust, guaranteeing prompt payment of interest and principal, when due, in respect of such bonds. See "The Trusts--Objective and Bond Selection" in the prospectus. The premium for any insurance policy or policies obtained by an issuer of bonds has been paid by such issuer, and any such policy or policies are non-cancelable and will continue in force so long as the bonds so insured are outstanding and the Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Preinsured Bond Insurers have no obligation to insure any issue adversely affected by either of the above described events.

   ACA Financial Guaranty Corporation ("ACA Financial Guaranty"). ACA Financial Guaranty is organized and domiciled in the State of Maryland.

   As of December 31, 2016, ACA Financial Guaranty had total admitted assets of $309.3 million and total liabilities of $267.2 million, resulting in a surplus as regards policyholders of $42.1 million.

   The information relating to ACA Financial Guaranty contained above has been furnished by ACA Financial Guaranty or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Ambac Assurance Corporation ("Ambac Assurance"). Ambac Financial Group, Inc. ("Ambac"), headquartered in New York City, is a holding company incorporated in the state of Delaware on April 29, 1991. Ambac's activities are divided into two business segments: (i) financial guarantee and (ii) financial services. Ambac provides financial guarantee insurance for public and structured finance obligations through its principal operating subsidiary, Ambac Assurance. As a holding company, Ambac is largely dependent on dividends from Ambac Assurance to pay principal and interest on its indebtedness and to pay its operating expenses.

   On November 8, 2010, Ambac announced that it has filed for a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On May 1, 2013, Ambac emerged from Chapter 11 bankruptcy protection when the Second Modified Fifth Amended Plan of Reorganization became effective. Upon emergence Ambac had no outstanding debt at the holding company and approximately $5 billion of net operating loss carry-forwards, of which $4.0 billion remain at December 31, 2016. The deterioration of the financial condition of Ambac Assurance and Ambac UK has prevented these companies from being able to write new business. An inability to write new business has and will continue to negatively impact Ambac's future operations and financial results. Ambac Assurance's ability to pay dividends and, as a result, Ambac's liquidity, have been significantly restricted by the deterioration of Ambac Assurance's financial condition, by the rehabilitation of the Segregated Account and by the terms of the Settlement Agreement, dated as of June 7, 2010 (the "Settlement Agreement"), by and among Ambac Assurance, Ambac Credit Products LLC ("ACP"), Ambac and certain counterparties to credit default swaps with ACP that were guaranteed by Ambac Assurance. Ambac Assurance is also restricted in its ability to pay dividends pursuant to the terms of its Auction Market Preferred Shares. It is highly unlikely that Ambac Assurance will be able to make dividend payments to Ambac for the foreseeable future. Ambac Assurance and its subsidiaries have been working toward reducing uncertainties within its insured portfolio through active monitoring and management of key exposures such as Puerto Rico, asset-backed securities (including residential mortgage-backed ("RMBS") and student loans) and municipal entities with stressed financial conditions. Additionally, Ambac Assurance and its subsidiaries are actively prosecuting legal claims (including RMBS related lawsuits), managing the regulatory framework and other aspects of the Segregated Account, seeking to optimize capital allocation in a challenging environment that includes long duration obligations and attempting to retain key employees. Ambac Assurance is subject to insurance regulatory requirements of the States of Wisconsin and New York, and the other jurisdictions in which it is licensed to conduct business.

   Following the Company's emergence from bankruptcy on May 1, 2013, the consolidated financial statements reflect the application of fresh start reporting ("Fresh Start"), incorporating, among other things, the discharge of debt obligations, issuance of new common stock and fair value adjustments.

   Ambac Assurance's statutory policyholder surplus and qualified statutory capital (defined as the sum of policyholders surplus and mandatory contingency reserves) were $624.8 million and $1,015.7 million at December 31, 2015, respectively, as compared to $100.0 million and $268.4 million at December 31, 2014, respectively. As of December 31, 2016, total stockholders' equity was $1.97 billion; at December 31, 2015, total stockholders' equity was $1.95 billion.

   The information relating to Ambac Assurance contained above has been furnished by Ambac Assurance or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Assured Guaranty Corp. ("Assured Guaranty") and Assured Guaranty Municipal Corp. ("Assured Municipal") (formerly Financial Security Assurance Inc. ("FSA")). Assured Guaranty, a subsidiary of Assured Guaranty Ltd. ("Assured"), is organized in the State of Maryland and provides financial guaranty insurance to both the municipal and structured finance sectors. Assured Municipal, also a subsidiary of Assured, is a separately capitalized company organized in the State of New York and provides municipal bond insurance.

   In January 2009, Assured Guaranty finalized an agreement with CIFG Assurance North America, Inc. to assume a diversified portfolio of financial guaranty contracts totaling approximately $13.3 billion of net par outstanding. Assured Guaranty received $75.6 million, which included $85.7 million of upfront premiums net of ceding commissions and approximately $12.2 million of future installments related to this transaction.

   On July 1, 2009, Assured completed the purchase of Financial Security Assurance Holdings Ltd., the parent of financial guaranty insurance company, FSA, from Dexia Holdings Inc. Effective November 9, 2009, FSA was renamed Assured Guaranty Municipal Corp. In certain states, Assured Guaranty Municipal Corp. may operate under its prior name, Financial Security Assurance Inc.

   On January 17, 2013, Moody's downgraded the insurance financial strength ratings of Assured Guaranty to A3 from Aa3 and of Assured Municipal to A2 from Aa3, both with a stable outlook. The January 17, 2013 downgrade reflects Moody's reassessment of the business franchise, expected future profitability and financial flexibility of Assured Guaranty and Assured Municipal. These ratings were affirmed on August 8, 2016.

   On March 18, 2014 S&P raised the counterparty credit and financial strength ratings of both Assured Guaranty and Assured Municipal to AA from AA-, with a stable outlook. The March 18, 2014 upgrade reflects S&P's view that the competitive position of Assured Guaranty and Assured Municipal remains strong relative to its peers' in the bond insurance industry. On July 26, 2017, S&P affirmed its AA financial strength rating of Assured Guaranty, with a stable outlook. Also on June 26, 2017, S&P affirmed its A long-term counterparty credit rating for the parent company Assured, with a stable outlook.

   Assured's net income for 2016 was $881 million compared with $1,056 million in 2015. The decrease was due primarily to lower fair value gains on credit derivatives in 2016 compared with 2015. This was offset in part by lower losses, loss and loss adjustment expenses, and higher premium accelerations. As of December 31, 2016, Assured Guaranty had total assets of $5.22 billion and total liabilities of $2.82 billion, resulting in total shareholder equity of $2.40 billion. As of December 31, 2016, Assured Municipal had total assets of $8.45 billion and total liabilities of $4.43 billion, resulting in total shareholder equity of $4.02 billion. On April 1, 2015, Assured Guaranty acquired all issued and outstanding shares of Radian Asset Assurance, Inc. All prior obligations of Radian Asset are now obligations of Assured Guaranty.

   The information contained above relating to Assured Guaranty and Assured Municipal and their parent company, Assured, is based upon publicly available information, or upon information that has been provided by the ratings agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   On April 1, 2015, Assured Guaranty acquired all issued and outstanding shares of Radian Asset Assurance, Inc. All prior obligations of Radian Asset are now obligations of Assured Guaranty.

   Berkshire Hathaway Assurance Corp ("BHAC"). BHAC is a bond insurance company created by Berkshire Hathaway, Inc. ("Berkshire") in December 2007 and is licensed to write financial guarantee insurance in 49 states.

   As of January 24, 2016, Moody's reaffirmed its Aa1 insurance financial strength rating for BHAC with a stable outlook. On August 11, 2015, S&P placed the AA+ financial strength rating of BHAC on CreditWatch Negative. This action follows Berkshire Hathaway's announcement of an agreement to acquire the debt of Precision Castparts Corp and reflects uncertainty surrounding the funding of the acquisition and its effect on cash resources and leverage at the holding-company level. On September 17, 2016, S&P affirmed its AA+ financial strength rating of BHAC, with a stable outlook.

   As of December 31, 2016, Berkshire had total assets of $620.85 billion and total liabilities of $334.49 billion, resulting in total shareholder equity of $286.35 billion.

   The information relating to BHAC and its affiliates contained above has been furnished by BHAC or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Build America Mutual Assurance Company ("BAM"). BAM is a New York domiciled mutual insurance company owned by the issuers of municipal bonds who use BAM to insure their debt obligations. BAM officially launched on July 23, 2012 and began writing policies in September of 2012.

   On July 23, 2012, S&P assigned an initial rating of AA to BAM's financial strength and counterparty credit ratings, with a stable outlook. The AA rating was reaffirmed on June 26, 2017, with a stable outlook.

   As of December 31, 2016 BAM had total net admitted assets of $496.6 million and total liabilities of $65.2 million, resulting in a surplus as regards policyholders of $431.4 million.

   The information relating to BAM contained above has been furnished by BAM or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   CIFG Assurance North America, Inc. ("CIFG"). CIFG Holding, Inc. is the holding company for the CIFG group of financial guaranty insurance and reinsurance companies ("CIFG Group"), including CIFG Assurance North America, Inc., a New York corporation and its subsidiaries. The CIFG Group is actively managing the runoff of a portfolio of insured structured finance, municipal and infrastructure risks. On September 29, 2010, CIFG and CIFG Guaranty entered into a merger agreement which resulted in CIFG Guaranty merging into CIFG (together with related transactions, the "CIFG Merger").

   As of September 30, 2012, CIFG had net admitted assets of $742.3 million and total liabilities of $385.5 million. CIFG's statutory surplus as of September 30, 2012 is approximately $356.7 million, a decrease of approximately $227.8 million from approximately $584.5 million at December 31, 2011. This decrease is primarily attributable to unpaid losses and loss adjustment expense reserves established for student loans of approximately $252.3 million, which is partially offset by other income statement balances resulting in a net loss of approximately $227.0 million and an increase in contingency reserves of approximately $3.5 million.

   CIFG was acquired by Assured Guaranty Corp. on July 1, 2016. After the merger was effectuated on or about July 5, 2016, all insurance policies issued by CIFG became direct obligations of Assured Guaranty Corp.

   The information relating to CIFG and its affiliates contained above has been furnished by CIFG or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Financial Guaranty Insurance Company ("FGIC"). FGIC, a wholly owned subsidiary of FGIC Corporation, is a New York stock insurance corporation regulated by the New York State Department of Financial Services (the "NYSDFS"). The Company previously issued financial guaranty insurance policies insuring public finance, structured finance and other obligations, but it is no longer engaged in the business of writing new insurance policies. The Company is currently responsible for administering its outstanding policies in accordance with its Rehabilitation Plan, any NYSDFS Guidelines and applicable law.

   Due to losses suffered because of deterioration in the U.S. housing and mortgage markets and the global credit markets during the financial crises from late 2007 to early 2009, on August 4, 2010, FGIC Corporation announced that it had filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Southern District of New York. None of FGIC Corporation's subsidiaries or affiliates, including FGIC, are part of the Chapter 11 filing. On June 28, 2012, the Supreme Court of the State of New York issued an order pursuant to Article 74 of the Insurance Law placing FGIC in rehabilitation. On June 11, 2013, the Rehabilitation Court approved the First Amended Plan of Rehabilitation for FGIC, dated June 4, 2013. The Rehabilitation Plan became effective on August 19, 2013, whereupon FGIC's rehabilitation proceeding terminated.

   As of December 31, 2016, FGIC had net admitted assets of approximately $2.48 billion and total liabilities of approximately $2.41 billion.

   The information relating to FGIC and its affiliates contained above has been furnished by FGIC or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Municipal Assurance Corporation ("MAC"). MAC is a New York domiciled corporation providing municipal bond insurance for municipal and infrastructure bonds. MAC currently guarantees only public finance transactions. MAC is an Assured Guaranty company owned jointly by its affiliates Assured Guaranty Municipal Corp. and Assured Guaranty Corp. MAC is part of the Assured Guaranty Group.

   On July 17, 2013, S&P assigned MAC a long-term financial strength and counterparty credit rating of AA- to MAC with a stable outlook. On March 18, 2014, S&P raised its financial strength and enhancement rating on MAC from AA-to AA. The rating action reflects S&P's view that MAC's competitive position remains strong relative to its peers' in the bond industry. S&P continues to view MAC as having a stable outlook. This rating was reaffirmed by S&P on June 20, 2016.

   As of June 30, 2014, MAC had a total net admitted assets of $1,519,869,768 and total liabilities of $999,277,625 resulting in a surplus as regards policyholders of $520,592,143.

   The information relating to MAC contained above is based upon publicly available information or upon information that has been provided by the ratings agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   National Public Finance Guarantee Corporation ("National Guarantee") (formerly MBIA Insurance Corp. of Illinois ("MBIA Illinois") and MBIA Insurance Corporation ("MBIA Corp.")). MBIA, Inc., a Connecticut corporation, conducts its financial guarantee business through its wholly-owned subsidiaries MBIA Insurance Corporation MBIA Corp., which writes global structured finance and non-U.S. public finance financial guarantee insurance, and National Guarantee, which writes U.S. public finance guarantees.

   On February 18, 2009, MBIA, Inc. announced the restructuring of its financial guaranty insurance operations following the approval of the New York and Illinois insurance regulators. The restructuring involved the segregation of its financial guaranty insurance operations into two separately capitalized sister companies, with National Guarantee assuming the risk associated with its U.S. municipal exposures, and with MBIA Corp. insuring the remainder of the portfolio, including all international and structured finance exposures. Business ceded to MBIA Corp. from FGIC in 2008 has been assigned to National Guarantee. To provide additional protection for its municipal bond policyholders, National Guarantee has also issued second-to-pay policies for the benefit of the policyholders covered by the reinsurance and assignment. The second-to-pay policies, which are a direct obligation of National Guarantee, will be held by The Bank of New York Mellon as insurance trustee. These policies provide that if MBIA Corp. or FGIC, as applicable, do not pay valid claims of their policyholders, the policyholders will then be able to make a claim directly against National Guarantee under the second-to-pay policies. On March 19, 2009, MBIA Illinois formally changed its name to National Public Finance Guarantee Corporation. Effective December 1, 2009, National Guarantee was redomesticated to the State of New York and is subject to insurance regulations and supervision of the State of New York. National Guarantee is a wholly owned subsidiary of MBIA, Inc. and independently capitalized with $5.6 billion in claims-paying resources as of December 31, 2010. In certain states, National Public Finance Guarantee Corporation may operate under its prior name, MBIA Insurance Corp. of Illinois.

   On May 21, 2013, Moody's upgraded the insurance financial strength rating of National Guarantee to Baa1 from Baa2, with a positive outlook. The May 21, 2013, rating action reflects National Guarantee's improved credit profile following the repayment of the loan from its weaker affiliate, MBIA Corp., and the termination of the litigation related to the 2009 restructuring.

   On May 10, 2013, S&P raised the counterparty credit, financial strength, and financial enhancement ratings of National Guarantee to A from BB, with a stable outlook. On March 18, 2014, S&P raised the counterparty credit, financial strength and financial enhancement ratings of National Guarantee to AA- from A, with a stable outlook. On June 26, 2017, S&P lowered its financial strength rating of National Guarantee to A, with a stable outlook. The downgrade of National Guarantee reflects S&P's view that National Guarantee's business risk profile is weaker than its peers', as National Guarantee has struggled to gain wide market acceptance.

   On May 21, 2013, Moody's upgraded the insurance financial strength rating of MBIA Corp. to B3 from Caa2, with a positive outlook.

   On June 26, 2017, S&P affirmed its CCC financial strength rating of MBIA Corp. and revised its outlook from negative to stable. On June 26, 2017, S&P lowered its long-term counterparty credit rating of MBIA Corp., Inc. to BBB, with a stable outlook. S&P's downgrade of MBIA, Inc., reflects its structural subordination to National Guarantee.

   As of December 31, 2016, National Guarantee had total net admitted assets of $4.35 billion and total liabilities of $1.6 billion, resulting in a surplus as regard policyholders of $2.73 billion.

   As of December 31, 2016, MBIA, Inc. and its subsidiaries had total assets of $11.13 billion and total liabilities of $7.89 billion. MBIA, Inc.'s total shareholders' equity as of December 31, 2016 was $3.22 billion, decreasing from $3.72 billion as of December 31, 2015.

   The information relating to MBIA and its affiliates contained above has been furnished by MBIA or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Syncora Guarantee Inc. ("Syncora Guarantee") (formerly XL Capital Assurance Inc. ("XLCA")). Syncora Guarantee, a wholly owned subsidiary of Syncora Holdings Ltd. ("Syncora Holdings"), is a New York domiciled financial guarantee insurance company which provides credit enhancement and protection products to the public finance and structured finance markets throughout the United States and internationally.

   In February 2008, Moody's downgraded the insurance financial strength ratings of XLCA to A3 from Aaa. On June 20, 2008, Moody's downgraded the insurance financial strength rating of XLCA from A3 to B2, reflecting XLCA's severely impaired financial flexibility and proximity to minimum regulatory capital requirements relative to Moody's estimates of expected case losses. On October 24, 2008, Moody's downgraded the insurance financial strength rating of Syncora Guarantee from B2 to Caa1. On November 18, 2008, S&P lowered its insurance financial strength rating of Syncora Guarantee to B from BBB- with developing expectations. S&P's November 18, 2008 downgrade resulted from the Syncora Guarantee's delay in implementing its restructuring plan and slow progress in its negotiations with counterparties of its CDO of ABS exposure. On January 29, 2009, S&P lowered the issuer credit and financial strength ratings of Syncora Guarantee to CC from B, with a negative outlook. S&P's January 29, 2009 downgrade resulted from S&P's recent update to its distressed exchange criteria. On March 9, 2009, Moody's downgraded the insurance financial strength rating of Syncora Guarantee from Caa1 to Ca, with a developing outlook, as a result of the large loss reserve and credit impairment charges taken by Syncora Guarantee on its mortgage-related exposures during the fourth quarter, which have resulted in a $2.4 billion statutory deficit at Syncora Guarantee as of December 31, 2008. On April 27, 2009, S&P revised the financial strength and financial enhancement ratings of Syncora Guarantee to R from CC (an issuer rated "R" by S&P is under regulatory supervision because of its financial condition). Also on April 27, 2009, S&P revised the counterparty credit rating of Syncora Guarantee to D from CC (an issuer rated "D" by S&P has failed to pay one or more of its financial obligation when it became due). S&P's April 27, 2009 rating actions resulted from Syncora Guarantee's announcement that pursuant to an order of the New York Insurance Department ("NYID"), the company must suspend any and all claims payments until it has restored its policyholders' surplus to a level greater than or equal to $65 million, the minimum the state requires. On July 28, 2010, S&P withdrew the D counterparty credit rating and the R financial strength and financial enhancement ratings of Syncora Guarantee. S&P's July 28, 2010 ratings actions resulted from S&P's belief that there is not sufficient information to judge Syncora Guarantee's claims paying ability.

   On July 20, 2010, Syncora Holdings announced that Syncora Guarantee has completed its remediation plan sufficient to meet its minimum statutory policyholder surplus requirements and address previously announced short and medium term liquidity issues. Also on July 20, 2010, Syncora Holdings announced that the NYID had approved Syncora Guarantee's plan for the payment of accrued and unpaid claims and for the payment of new claims as they become due in the ordinary course of business, resulting in the recommencement of claim payments by Syncora Guaranty on regularly scheduled payment dates occurring on or after July 21, 2010.

   As of December 31, 2016, Syncora Guarantee had total assets of $1.27 billion and total liabilities of $71 million, and a policyholders' surplus of $1.18 billion.

   The information relating to Syncora Guarantee and its affiliates contained above has been furnished by Syncora Guarantee or the rating agencies. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   The public can read and copy any materials the above referenced companies file with the SEC at the SEC's Public Reference in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports, proxy and information statements, and other information regarding issuers, which may include the companies listed above, that file electronically with the SEC available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov.
                            Portfolio Administration

   The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the bonds designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such bonds, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. To the extent that bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said bonds, if any, the overall quality of the bonds remaining in a Trust's portfolio will tend to diminish. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of bonds in the event of an advanced refunding.

   The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the bonds to issue new bonds in exchange or substitution for any bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such bond in the reasonably foreseeable future. Any bond so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the Trustee is required to give notice thereof to each Unitholder, identifying the bonds eliminated and the bonds substituted therefor. Except as stated herein and under "Trust Administration--Replacement Bonds" in the prospectus regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by a Trust of any bonds other than the bonds initially deposited is not permitted.

   If any default in the payment of principal or interest on any bond occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

                              Sponsor Information

   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2017, the total stockholders' equity of Invesco Capital Markets, Inc. was $100,102,806.15 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $937.6 billion as of December 31, 2017. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

   The Sponsor and your Trust have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

                              Trustee Information

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the bonds held in the Trusts.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and bonds of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                                    Taxation

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning your Trust and the purchase, ownership and disposition of Trust Units. The discussion below supplements the prospectus discussion, is qualified in its entirety by the prospectus discussion and is not intended to be a complete discussion of all material tax consequences that might apply to an investor in the Trust. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Trust Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   The federal income tax summary below and in the prospectus is based on the Code, Treasury regulations promulgated thereunder, case law and rulings and announcements by the Internal Revenue Service, and in part on the advice of counsel to your Trust. The laws on which such advice of counsel is based are subject to change, possibly with retroactive effect. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be held by your Trust.

   Your Trust intends to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code") and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders. If the Trust does not qualify as a regulated investment company, it will be taxed as a regular corporation.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your Trust must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Trust's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Trust's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Trust controls (by owning 20% or more of such issuer's outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

   As a regulated investment company, your Trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Trust intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your Trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your Trust distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Trust intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your Trust retains any net capital gain, the Trust may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Trust against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your Trust in October, November or December with a record date in such a month and paid by your Trust during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. There is no assurance that distributions made by your Trust will be sufficient to eliminate all taxes on the Trust for all periods. Your Trust may make taxable distributions to you even during periods in which the value of your Units has declined.

   If your Trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxed to Unitholders as ordinary dividend income.

   Your Trust may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if you have been notified by the IRS that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability if you provide the required information or certification.

   A 3.8% federal tax is imposed on the net investment income of taxpayers in the higher income brackets, which includes dividends and capital gains with respect to your Units in the Trust.

   Investors in the Trust may be subject to federal, state, local, or foreign taxes in connection with their investment in the Trust. Investors are encouraged to consult their own tax advisors regarding the specific federal, state, local, and foreign tax consequences that may affect them as a result of an investment in the Trust. The Trust may make taxable distributions to you even during periods in which the value of Units has declined.

                       Termination of the Trust Agreement

   A Trust may be terminated at any time by consent of Unitholders representing 75% of the Units of the Trust then outstanding or by the Trustee when the value of the Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of bonds.

   A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the principal amount of the bonds initially deposited in the Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser.

   The Trust Agreement provides that a Trust shall terminate upon the redemption, sale or other disposition of the last bond held in the Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of a Long-Term Trust, a Laddered Trust or a 10-20 Year Trust, and at the end of the calendar year prior to the twentieth anniversary of its execution in the case of an Intermediate-Term Trust. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any bonds then held in a Trust and shall deduct from the funds of the Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of bonds in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

                             Description of Ratings

   Standard & Poor's, A Division of S&P Global. A Standard & Poor's long-term debt obligation credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific debt obligation. This opinion of creditworthiness may take into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation.

   The long-term debt obligation credit ratings are not a recommendation to purchase, sell or hold the debt obligation, inasmuch as they do not comment as to market price or suitability for a particular investor.

   The long-term debt obligation credit ratings are based on current information furnished by the obligor or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

   The long-term debt obligation credit ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation.

     II.  Nature of and provisions of the obligation.

     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

   The credit rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinate obligations, secured and unsecured obligations or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

   AAA--An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

   AA--An obligation rated "AA" differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

   A--An obligation rated "A" is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

   BBB--An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

   Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

   Plus (+) or Minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

   NR--This indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular obligation as a matter of policy.

   Moody's Investors Service. Municipal long-term rating scale. Moody's municipal ratings are opinions of the investment quality of issuers and issues in the US municipal and tax-exempt markets. As such, these ratings incorporate Moody's assessment of the default probability and loss severity of these issuers and issues. The default and loss content for Moody's municipal long-term rating scale differs from Moody's general long-term rating scale.

   Municipal ratings are based upon the analysis of five primary factors relating to municipal finance: market position, financial position, debt levels, governance, and covenants. Each of the factors is evaluated individually and for its effect on the other factors in the context of the municipality's ability to repay its debt.

   Aaa--Issuers or issues rated Aaa demonstrate the strongest creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   Aa--Issuers or issues rated Aa demonstrate very strong creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   A--Issuers or issues rated A present above-average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   Baa--Issuers or issues rated Baa represent average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   Obligations rated "Ba," "B," "Caa," "Ca" and "C" are regarded as having significant speculative characteristics. "Ba" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating category from Aa through Caa. The modifier 1 indicates that the issuer or obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

   General long-term rating scale. Moody's long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

   Aaa--Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

   Aa--Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

   A--Obligations rated A are considered upper-medium grade and are subject to low credit risk.

   Baa--Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

   Obligations rated "Ba," "B," "Caa," "Ca" and "C" are regarded as having significant speculative characteristics. "Ba" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating category from Aa through Caa. The modifier 1 indicates that the issuer or obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

   Fitch Ratings. Long-Term Ratings Scales. Fitch rated entities in a number of sectors, including financial and non-financial corporations, sovereigns and insurance companies, are generally assigned Issuer Default Ratings ("IDRs"). IDRs opine on an entity's relative vulnerability to default on financial obligations. The "threshold" default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts, although the agency recognizes that issuers may also make pre-emptive and therefore voluntary use of such mechanisms.

   In aggregate, IDRs provide an ordinal ranking of issuers based on the agency's view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default. For historical information on the default experience of Fitch-rated issuers, please consult the transition and default performance studies available from the Fitch Ratings website.

     o The ratings do not predict a specific percentage of default likelihood over any given time period;

     o The ratings do not opine on the market value of any issuer's securities or stock, or the likelihood that this value may change;

     o The ratings do not opine on the liquidity of the issuer's securities or stock;

     o The ratings do not opine on the possible loss severity on an obligation should an issuer default;

     o The ratings do not opine on the suitability of an issuer as a counterparty to trade credit;

     o The ratings do not opine on any quality related to an issuer's business, operational or financial profile other than the agency's opinion on its relative vulnerability to default;

   AAA--'AAA' ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

   AA--'AA' ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

   A--'A' ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

   BBB--'BBB' ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

   Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

   The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' Long-Term IDR category, or to Long-Term IDR categories below 'B'.

                      Estimated Cash Flows to Unitholders

   The table below sets forth the per Unit estimated monthly distributions of interest and principal to Unitholders. The table assumes no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

Investment Grade Corporate Trust, 5-8 Year Series 32

   Monthly

                                   Estimated     Estimated     Estimated
        Distribution Dates          Interest     Principal       Total
          (Each Month)            Distribution  Distribution  Distribution
--------------------------------------------------------------------------



                                                                     U-TISSUP599




                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

             The Facing Sheet of Form S-6.
             The Prospectus.
             The Signatures.
             The Written Consents of the Legal Counsel, Initial Evaluator and
                Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Taxable Income Series 429 (File No. 333-183830) dated December 10, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     1.5  Form of Master Agreement Among Underwriters. Reference is made to
          Exhibit 1.5 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).

     3.3 Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

     4.1  Consent of Initial Evaluator (to be supplied by amendment).

     4.2 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1672 (File No. 333-212038) dated August 1, 2016.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408) dated March 12, 2015.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Taxable Income Series 599 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 16th day of February, 2018.

                                  INVESCO UNIT TRUSTS, TAXABLE INCOME SERIES 599
                                                                    (Registrant)

                                               By: INVESCO CAPITAL MARKETS, INC.
                                                                     (Depositor)


                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President


   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on February 16, 2018, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.

         SIGNATURE                            TITLE

Steven Massoni                       Director and Co-President

M. Kevin Cronin                      Director and Co-President

Mark W. Gregson                      Chief Financial Officer


                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)


---------------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.